SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE 11 March 2020 PRUDENTIAL PLC FULL YEAR 2019 RESULTS
PRUDENTIAL DELIVERS RESILIENT BROAD-BASED GROWTH IN ASIA

Performance highlights on a constant (and actual) exchange rate basis
●        Group adjusted operating profit1 from continuing operations of $5,310 million, up 20 per cent2 (20 per cent3)
●        Asia adjusted operating profit1 up 14 per cent2 (up 13 per cent3); Asia embedded value up 23 per cent3 to $39.2 billion
●        Double-digit growth2 in new business profit4 in eight markets in Asia
●        Preparations commenced for a minority IPO of Jackson
●        LCSM shareholder surplus5 estimated at $9.5 billion, equivalent to cover ratio of 309 per cent
●        Second interim ordinary dividend of 25.97 cents per share

Mike Wells, Prudential plc's Group Chief Executive, said: "We have delivered another positive performance during 2019, despite significant macroeconomic and geopolitical volatility. Our clear strategy and strong execution have enabled us both to deliver profitable growth and to position ourselves for further growth into the future.

"In Asia, we are focused on growth opportunities. We are building the long-term value of our fast-growing franchise by deepening our strong relationships with existing customers and by acquiring new customer relationships. We are continuing to strengthen our agency and bank channels in Asia, and harnessing the opportunities of digital technology, including Pulse by Prudential, our new end-to-end digital health app. We see continuing opportunities for selective inorganic investment.

"Outside Hong Kong, we delivered a 17 per cent2 increase in APE6 sales and a 29 per cent2 rise in new business profit4. This includes China where APE6 sales were up by 53 per cent2. Fewer visitors from mainland China caused a fall in total Hong Kong APE6 sales by 11 per cent2 and a fall in new business profit4 of 12 per cent2. Adjusted operating profit from Asia insurance operations was $2,993 million, growing by 14 per cent2 with Hong Kong up by 24 per cent2 to $734 million demonstrating the resilience of our business. Our Asia asset manager, Eastspring, performed well, with net external inflows of $8.9 billion7 (2018: net outflows $(2.1) billion7) contributing to average assets under management up 15 per cent3 and adjusted operating profit of $283 million, up 18 per cent2.

"In the US, the world's largest retirement savings market and the continuing transition of millions of Americans into retirement creates a substantial opportunity for Jackson's products. US APE6 sales increased by 8 per cent driven by fixed income and fixed index annuities, in line with our diversification strategy. New business profit4 declined by 28 per cent, reflecting lower interest rates and changes in product mix. US adjusted operating profit1 increased by 20 per cent to $3,070 million, reflecting the impact of lower market-related amortisation of deferred acquisition costs. Higher equity markets also led to US separate account assets increasing by 19 per cent3 to $195.1 billion. Our US business continued its long term track record of delivering cash to the Group, remitting a dividend of $525 million8 during the year.

"As previously stated, in order to diversify at pace, Jackson will need access to additional investment, which we believe would best be provided by third parties. We are today announcing that the Board has determined that the preferred route to achieve this is a minority Initial Public Offering (IPO) of Jackson. We have already taken a number of management actions to support this path. We will now begin detailed engagement with our key stakeholders, with a view to ensuring that Jackson will have the capital strength as a separately listed business to support its continued success as a broad provider of retirement solutions for America's aging population.

"We continue to monitor closely the development of the coronavirus outbreak and are focused on the health and well-being of our customers and staff. The outbreak has slowed economic activity and dampened our sales momentum in Hong Kong and China. Given these conditions, lower levels of new sales activity in affected markets are to be expected with a consequential effect on new business profit. Our in-force business is proving robust. The broad geographic spread of our business across the region and the strength of our recurring premium business model lends considerable resilience to our earnings.

"I am confident that, with our clear focus on our structural growth markets and our continuing operational improvements, we will continue to deliver profitable growth for our investors and benefits for our stakeholders over the medium and long term."

Summary financials	2019 $m	2018 $m	Change on AER basis	Change on CER basis

Adjusted operating profit from continuing operations1	5,310	4,409	20%	20%

Operating free surplus generated from continuing operations before US EEV modelling enhancements9,10	3,764	3,410	10%	10%

Life new business profit from continuing operations4	4,405	4,707	(6)%	(6)%

IFRS profit after tax from continuing operations11	1,953	2,881	(32)%	(33)%

Net cash remittances from business units from continuing operations8,12	1,465	1,417	3%	-

LCSM shareholder surplus over Group minimum capital requirement5	$9.5bn	$9.7bn	(2)%	-

31 December 2019	Total	Per share

IFRS shareholders' funds13	$19.5bn	749¢
EEV shareholders' funds13	$54.7bn	2,103¢

Notes
1    In this press release 'adjusted operating profit' refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations. This alternative performance measure is reconciled to IFRS profit for the year in note B1.1 of the IFRS financial statements.
2    Year-on-year percentage increases are stated on a constant exchange rate basis unless otherwise stated.
3    Growth rate on an actual exchange rate basis.
4    New business profit, on a post-tax basis, on business sold in the year, calculated in accordance with EEV Principles.
5    Surplus over Group minimum capital requirement and estimated before allowing for second interim ordinary dividend. Shareholder business excludes the available capital and minimum requirement of participating business in Hong Kong, Singapore and Malaysia. 2018 surplus excludes M&G plc and includes $3.7 billion of subordinated debt issued by Prudential plc that was transferred to M&G plc on 18 October 2019. Further information on the basis of calculation of the LCSM measure is contained in note I(i) of the Additional unaudited financial information.
6    APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial statements. See note II of the Additional unaudited financial information for further explanation.
7    Excludes Money Market Funds.
8    During 2019, the Group's holding company cash flow was managed in sterling and significant remittances were hedged and recorded on that basis. Amounts received were therefore distorted by the onwards translation into US dollars. The dividend paid by Jackson in the US in US dollars in 2019 was $525 million (2018: $450 million). The amount recorded as received in the holding company cash flow was $509 million (2018: $452 million).
9    For insurance operations, operating free surplus generated represents amounts maturing from the in-force business during the year less investment in new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the year. Further information is set out in note 11 of the EEV basis results.
10  During 2019, as part of the implementation of the NAIC's changes to the US statutory reserve and capital framework enhancements were made to the model used to allow for hedging within US statutory reporting which have been incorporated into the EEV model. This resulted in a fall in operating free surplus of $(903) million from a lower expected transfer to net worth. After allowing for this, operating free surplus generated is $2,861 million, down 16 per cent on both a constant and actual exchange rate basis.
11  IFRS profit after tax from continuing operations reflects the combined effects of operating results determined on the basis of longer-term investment returns, together with short-term investment variances which for 2019 were driven by non-operating losses in Jackson, corporate transactions, amortisation of acquisition accounting adjustments and the total tax charge for the year.
12  Net cash remitted by business units are included in the holding company cash flow, which is disclosed in detail in note I(iii) of the Additional unaudited financial information. This comprises dividends and other transfers from business units that are reflective of emerging earnings and capital generation.
13  IFRS and EEV Shareholders' funds at 31 December 2019 are not directly comparable to group shareholders' funds reported at 31 December 2018, as the prior year balance included shareholders' funds of M&G plc which, following demerger, are not part of the Group at 31 December 2019. The reported 31 December 2018 IFRS shareholders' funds per share were 847¢ and EEV shareholders' funds per share were $2,445¢.

Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

Notes to Editors:
a.    The results in this announcement are prepared on two bases: International Financial Reporting Standards (IFRS) and European Embedded Value (EEV). The results prepared under IFRS form the basis of the Group's statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the amended European Embedded Value Principles issued by the European Insurance CFO Forum in 2016. The Group's EEV basis results are stated on a post-tax basis and include the post-tax IFRS basis results of the Group's asset management and other operations. The IFRS and EEV results are presented in US dollars, reflecting the change in the Group's presentational currency, and comparative amounts are restated accordingly. The basis of translation is discussed in note A1 of the IFRS financial statements. Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated. Constant exchange rates are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

b.     EEV and adjusted IFRS operating profit based on longer-term investment returns are stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, which for IFRS in 2019 were driven by the negative effects in the US, and gains/losses arising on the disposal of businesses and other corporate transactions including costs associated with the demerger of M&G plc. Furthermore, for EEV basis results, operating profit based on longer-term investment returns excludes the effect of changes in economic assumptions and the mark-to-market value movement on core borrowings. Separately on the IFRS basis, adjusted operating profit also excludes amortisation of accounting adjustments arising principally on the acquisition of REALIC completed in 2012. The amounts shown are for continuing operations only (being Asia, US and central operations including Africa but excluding M&G plc) unless otherwise stated.

c.     Total number of Prudential plc shares in issue as at 31 December 2019 was 2,601,159,949.

d.     A presentation for analysts and investors will be held today at 11.30am (UK time) / 7.30pm (Hong Kong time) in the Conference Centre of Nomura, 1 Angel Lane, London EC4R 3AB. The presentation will be webcast live and available to replay afterwards using the following link https://www.investis-live.com/prudential/5e26d0d852202e0d004a4961/wsse

To register attendance in person please send an email to investor.relations@prudentialplc.com

Alternatively, a dial-in facility will be available to listen to the presentation: please allow time ahead of the presentation to join the call (lines open half an hour before the presentation is due to start, ie from 11.00am (UK time) / 7.00pm (Hong Kong time).

Dial-in: 020 3936 2999 (UK Local Call) / +44 20 3936 2999 (International) / 0800 640 6441 (Freephone UK), Participant access code: 776388. Once participants have entered this code their name and company details will be taken.

Playback: +44 (0) 20 3936 3001 (UK and international excluding US) / + 1 845 709 8569 (US only) (Replay code: 542585). This will be available from approximately 3.00pm (UK time) / 11.00pm (Hong Kong time) on 11 March 2020 until 11.59pm (UK time) on 25 March 2020 / 7.59am (Hong Kong time) on 26 March 2020.

e.   2019 Second Interim Ordinary Dividend
Ex-dividend date	26 March 2020 (UK, Hong Kong and Singapore)
Record date	27 March 2020
Payment of dividend	15 May 2020 (UK, Hong Kong and ADR holders) On or about 22 May 2020 (Singapore)

f.      About Prudential plc
Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps individuals to de-risk their lives and deal with their biggest financial concerns through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with the Prudential Assurance Company, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

g.     Discontinued Operations
Throughout this results announcement 'discontinued operations' refers to the recently demerged UK and Europe operations (referred to as M&G plc). All amounts presented refer to continuing operations unless otherwise stated.

h.     Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates, the continuance of a sustained low-interest rate environment, and the impact of economic uncertainty, asset valuation impacts from the transition to a lower carbon economy, inflation and deflation and the performance of financial markets generally; global political uncertainties; the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's new Group-wide supervisor, as well as new government initiatives generally; the impact of continuing application of Global Systemically Important Insurer or 'G-SII' policy measures on Prudential; the impact on Prudential of systemic risk policy measures adopted by the International Association of Insurance Supervisors; the impact of competition and fast-paced technological change; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the physical impacts of climate change and global health crises on Prudential's business and operations; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal transformation projects and other strategic actions failing to meet their objectives; the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events; disruption to the availability, confidentiality or integrity of Prudential's IT, digital systems and data (or those of its suppliers and partners); any ongoing impact on Prudential of the demerger of M&G plc; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; the impact of legal and regulatory actions, investigations and disputes; and the impact of not adequately responding to environmental, social and governance issues. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this document.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

Group Chief Executive's report

We have delivered a positive operating performance during 2019, led by continued growth in our Asian business. Our clear strategy and focused execution, combined with improvements in our operations, have enabled us both to deliver profitable growth and to position ourselves for continued growth into the future.

We exist to take the financial risk out of the biggest events in the lives of our customers, enabling them to face the future with confidence. In addition to fulfilling our traditional role of providing life and health protection, savings opportunities to meet family goals and retirement income, we aspire to lead in new areas aligned with this purpose. During 2019, collectively our continuing businesses agreed to pay over $29 billion to our customers in claims and savings pay-outs. Our products help consumers postpone and prevent ill-health through digital innovation, increase access to finance, and provide solutions for an ageing world. At the same time, we are investing our customers' savings in the real economy, helping to drive sustainable growth.

Our business is built around long-term structural opportunities. In our fast-growing markets in Asia there is a strong and growing need for health and protection, for savings opportunities and for ways to invest, and there is a significant gap for products that meet those needs. By meeting important financial needs, we expect to build long-term relationships with our customers. This translates into recurring income streams and low lapse rates, which in turn produce high-quality earnings.

We are well positioned to meet structural opportunities. We are diversified by geography, with operations in 15 markets in the region, through our products offering health and protection, savings and asset management, and in our mix of channels, providing our products through our large agency force and our network of partnerships with banks across the region. We are also innovating at pace and scale to digitalise the customer journey end-to-end, and delivering new value-added solutions, such as Pulse by Prudential, our new digital health app.

In the US, where the continuing transition of millions of Americans into retirement creates a substantial opportunity for Jackson's products, we have delivered organic diversification and Jackson has paid a dividend of $525 million1.

During 2019, we successfully completed the demerger of M&G plc from the Group, enabling us to focus on structural growth markets. We are working collaboratively with our new Group-wide regulator, the Hong Kong Insurance Authority, and our other supervisors across our markets.

The US is the world's largest retirement market with trillions of dollars expected to move from savings into retirement income products over the next decade. As a top-two annuity provider, Jackson is a leader in meeting the needs of Americans who aspire to a secure retirement with a guaranteed income.

Jackson's ambition is to play the fullest role possible through a strategy of diversifying both its product range and distribution network. Over time, this is expected to lead to a more balanced mix of policyholder liabilities and enhance statutory capital and cash generation.

As we stated at our half-year results, in order to diversify at pace, Jackson will need access to additional investment which we believe would best be provided by third parties. Since then, we have undertaken significant work with our advisers to assess options for introducing third party finance into Jackson. The Board has determined that the preferred route to achieve this is to seek a listing of Jackson in the US in due course, subject to market conditions.

Accordingly, we are today announcing that preparations have commenced for a minority initial public offering (IPO) of Jackson and have already taken a number of management actions to support this path. We will now commence detailed engagement with key stakeholders, with a view to ensuring that Jackson will have the capital strength as a separately listed business to support its continued success as a broad provider of retirement solutions for America's aging population. We will provide an update at our HY20 results scheduled for 11 August 2020.

Macroeconomic environment

The core demand for our long-term savings and protection products has remained strong despite uncertain conditions in the macroeconomic environment. A combination of low interest rates, trade disputes and volatile international politics has created difficult conditions across many sectors. The US government 10-year bond yield fell to 1.9 per cent at the end of 2019 (2018: 2.7 per cent). Equity markets finished 2019 higher than the start of the year, especially in the US, where the S&P500 index was up 28.9 per cent, and valuations in the credit markets were also elevated well above historic norms. We continue to manage our business conservatively for the long term, with a cautious allocation of shareholder funds and extensive hedge programmes in Jackson. These hedge programmes manage the economic risk, with consideration of the local regulatory position, of the guarantees contained within the products sold to customers.

Financial performance

The adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit2) for 2019 from our continuing operations increased by 20 per cent on both a constant and actual exchange rate basis, reflecting the continued growth and resilience of our Asian businesses and the beneficial impact of strong 2019 capital returns on deferred acquisition cost amortisation in the US. The IFRS profit after tax from continuing operations was $1,953 million in 2019 (2018: $2,881 million on an actual exchange rate basis). This is after a $(380) million post-tax loss in Jackson, where accounting volatility continues to be expected given the economic nature of our hedging programme and the related accounting mismatches that exist.

Alongside our financial performance we have made significant investments, funded regionally and centrally. During 2019, this included the renewal of our regional strategic bancassurance alliance with United Overseas Bank Limited for an initial fee of $853 million, ($301 million of which was paid in 2019), entering into an exclusive bancassurance partnership with SeABank, our acquisition of 50.1 per cent of Thanachart Fund Management Co., Ltd for $142 million3 and a total investment of $619 million of free surplus in writing profitable new business in Asia, along with an investment of $539 million in free surplus in US new business.

Asia

Our Asian operations continued to drive our performance. The fast-growing markets of Asia offer long-term structural opportunities for us, with the region's growing population having a clear and increasing need for the products we deliver. Insurance penetration in Asia is only 2.7 per cent of GDP, compared with 7.5 per cent in the UK4, while mutual fund penetration is just 12 per cent in Asia, compared with 96 per cent in the US5.

We have demonstrated the strength of our portfolio of businesses in the region by delivering double-digit growth in APE6 sales in six markets and in new business profit7 in eight, reinforcing the value of our diverse portfolio and demonstrating the breadth of earnings streams and new business spread in Asia.

Outside Hong Kong, we delivered a 17 per cent8 increase in APE6 sales and a 29 per cent8 rise in new business profit7. Within Hong Kong, our domestic business was resilient despite the effect of social unrest, with APE6 sales growing by 8 per cent8. Our domestic Hong Kong business has continued to expand and invest, driven by new health, protection and retirement solutions and supported by focused sales initiatives. Fewer visitors from mainland China caused a fall in total Hong Kong APE6 sales by 11 per cent8 and a fall in new business profit7 of 12 per cent8.

We have continued to accelerate our joint venture business in China, where APE6 sales over the year were 53 per cent8 higher, driving new business profit7 growth of 38 per cent8. We recently established a new branch in Shaanxi, our 20th in the country, and added seven cities and 14 sales and servicing offices. We are developing rapidly in a number of our other markets in the region, including Vietnam and the Philippines, where APE6 sales grew by 12 per cent8 and 34 per cent8 respectively and we are making good progress in Indonesia, where our sales grew by 23 per cent8 in the year including 41 per cent8 in the second half. Overall our Asia life businesses delivered 4 per cent8 growth in overall APE6 sales and a 2 per cent8 growth in overall new business profit7.

The benefits of our long held focus on writing high quality, recurring premium business, contributing to resilient and broad-based in-force growth are evident in the 12 per cent8 increase in renewal insurance premium9 and 14 per cent8 increase in adjusted operating profit2, with double-digit growth8 in eight insurance markets including 24 per cent adjusted operating profit growth in Hong Kong and 20 per cent8 growth in mainland China.

At the same time, our Asian asset manager, Eastspring, has continued to grow well. Average assets under management were up by 15 per cent (on an actual exchange rate basis), while earnings were up by 18 per cent8 and net external inflows totalled $8.9 billion10. Eastspring is continuing to expand its footprint in the region, and in December acquired a controlling stake in one of Thailand's leading asset managers, Thanachart Fund Management Co., Ltd, with the option to acquire the remaining equity in this business in due course.

We have broad and efficient channels in Asia, through both our agency force and our bank partners. During 2019, we continued to strengthen our network of bank partnerships, renewing and expanding our successful strategic alliance with United Overseas Bank in five markets across the region and signing two new partnership agreements in Vietnam.

We are continuing to deliver digital innovation to support our successful agency and bank channels. We are diversifying into new areas, including employee benefits insurance for both large and small employers in the region, and at the same time we are building new value-added services such as Pulse by Prudential, our new end-to-end digital health app.

Africa

We are continuing to make good progress in our newer markets in Africa. In 2019 we enhanced our growing scale in the region by acquiring a majority stake in a leading life insurer operating in Cameroon, Côte d'Ivoire and Togo, which have a combined population of more than 65 million. We now operate in eight markets in Africa with a total population of almost 400 million. In 2019, the Africa business delivered a 76 per cent8 increase in APE6 sales to $82 million (2018: $47 million).

US

In the US, our product innovation and distribution leave us well positioned to provide an ageing population with financial strategies for stable retirements. The US is the world's largest retirement savings market11, with approximately four million Americans reaching retirement age every year12. This transition continues to trigger the unprecedented shift of trillions of dollars from savings accumulation to retirement income generation13.

We provide products that offer Americans the retirement strategies they need, including variable, fixed and fixed index annuities. Our diversified product approach has enabled us to deliver APE6 sales up 8 per cent, with increases in both fixed index and fixed annuity products. New business profit7 declined by 28 per cent, reflecting lower interest rates and changes in product mix.

In the US, we have one of the leading distribution teams14. We are agile and successful in launching well designed, customer-centric products, have successful risk management and hedge programmes, are investing in technology platforms and have award-winning customer service. We are continuing to work towards further diversification and growth, within a highly competitive industry.

Our US business has taken important steps in the delivery of its diversification strategy, announced with our half year results in August 2019, and has maintained a cautious approach to managing risk through its dynamic hedging programme. The financial results of the US business reflect the execution of this strategy. While adjusted operating profit2 increased by 20 per cent to $3,070 million, the effects of strong US equity market performance and lower interest rates in the period led to a post-tax IFRS loss in the US of $(380) million. We continue to accept a degree of volatility in our IFRS results since our hedging programme is based on managing the economic risks in the business and protecting statutory solvency in the circumstances of large market movements. Further detail is provided in the Group Chief Financial Officer and Chief Operating Officer's report.

Outlook

We continue to monitor closely the development of the coronavirus outbreak. Our priority is the health and wellbeing for our customers and staff during this challenging time.

While the coronavirus outbreak has slowed down economic activity in the year to date and dampened our sales momentum in Hong Kong and China, we remain confident in the medium to long-term prospects of these economies and their respective insurance sectors. Our broad geographic spread across the region and the strength of our recurring premium business model lends considerable resilience to our earnings.

Given the impact of the coronavirus outbreak on travel and activity in the markets in which we operate, lower levels of new sales activity in those affected markets are to be expected. Our book of existing business is proving resilient and we are taking measures to manage the effect of lower activity while maintaining our investment in products, distribution and technology. Existing customers in both Hong Kong and mainland China continue to contribute to their policies, with premiums being paid through a broad range of remote payment facilities.

The longer-term structural drivers of growth in our Asia markets remain unchanged and compelling. The resilient and high quality nature of the IFRS operating earnings growth of our Asia business remains supported by the compounding nature of a highly enduring regular-premium income base and focus on health and protection products. These drivers, combined with the diversity of the Asia platform and quality of its execution, are expected to outweigh the effects of any one period's new sales.

In the US, we have commenced preparations for a minority IPO of Jackson as our preferred route to introduce third party finance into Jackson. As previously announced, from 2020 Jackson's remittances are expected to be more evenly spread over the calendar year than in prior periods.

The Group's strategy remains focused on structural growth opportunities. The Group will prioritise the considerable attractive investment opportunities available when considering the deployment of capital and applying its progressive dividend policy.

Interest rates have declined materially in 2019 and are trending lower in 2020. Equity markets have been volatile and have declined in the current year to date from their peaks in Q4 2019. These market conditions, as well as the coronavirus outbreak, create headwinds in respect of near-term new business profit and IFRS fee-based and spread earnings. However, our performance in 2019 demonstrates that the opportunities we have identified are clear and long term and that we are addressing these opportunities well. We are continuing to deliver growth based on the strength of those opportunities, the diversification of our business and the resilience of our earnings. I am confident that, with our clear focus on our structural growth markets and our continuing operational improvements, we will continue to deliver profitable growth for our investors and benefits for our stakeholders over the medium and long term.

Notes
1    During 2019, the Group's holding company cash flow was managed in sterling and significant remittances were hedged and recorded on that basis. Amounts received were therefore distorted by the onwards translation into US dollars. The dividend paid by Jackson in the US in US dollars in 2019 was $525 million (2018: $450 million). The amount recorded as received in the holding company cash flow was $509 million (2018: $452 million).
2    Adjusted IFRS operating profit based on longer-term investment returns is management's primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the year is set out in note B1.1 of the IFRS financial statements.
3    Cash payments made over 2019 and 2020.
4    Source: Swiss Re Sigma 2017. Insurance penetration calculated as premiums on per cent of GDP. Asia penetration calculated on a weighted population basis.
5    Source: Investment Company Institute, industry association and Lipper.
6    APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written down during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial statements. See note II of the Additional unaudited financial information for further explanation.
7    New business profit on a post-tax basis, on business sold in the period, calculated in accordance with EEV principles.
8    Year-on-year percentage increases are stated on a constant exchange rate basis unless otherwise stated. As in previous years, we comment on our performance in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in periods of currency movement.
9    See note II of the Additional unaudited financial information for definition and reconciliation to IFRS balances.
10  Excludes Money Market Funds.
11  Source: Willis Towers Watson Global Pension Asset Study 2019.
12  Annual Estimates of the Resident Population by Single Year of Age and Sex for the United States: 1 April 2010 to 1 July 2018. Source: US Census Bureau, Population Division.
13  2016 Federal Reserve Board's Triennial Survey of Consumer Finances.
14  Source: Independent research and Market Metrics, a Strategic Insight Business: U.S. Advisor Metrics 2019, as of 30 September 2019.

Our businesses

Asia
Continued progress towards our strategic priorities.
2019 performance highlights
●      Continued strong performance in key earnings and value metrics: adjusted operating profit up 14 per cent1 and European Embedded Value up 23 per cent2 to $39,235 million
●      We expanded our presence in China with a new branch in Shaanxi, the addition of seven cities and a strong start to our wholly owned private fund manager
●      We renewed our successful regional strategic bancassurance alliance with United Overseas Bank Limited (UOB) to 2034 and expanded its coverage
●      We secured one of a few 100 per cent licences in Myanmar, our 13th life market in Asia
●      Eastspring total funds under management grew to $241 billion, up 25 per cent2
●      We developed over 160 products in 2019, contributing 16 per cent of life new business profit
●      Our digital health SuperApp, branded Pulse by Prudential, is live in eight markets and over one million people have downloaded the app.

Our business
Our business model is underpinned by the breadth and quality of our operations in the life insurance and asset management sectors. We have an outstanding reputation with customers and regulators alike and we operate in markets with compelling structural drivers that support sustained future growth. We have a top-three position in nine insurance markets in the region and have built an Asian asset management business with one of the largest regional market footprints. This diversity, combined with our continued focus on customer outcomes and profitability, has provided protection from cyclical headwinds.

We have made significant investments during 2019 to strengthen further and grow our Asia business. We renewed our successful regional bancassurance partnership with UOB until the end of 2034 and expanded its coverage to include Vietnam as well as UOB's digital bank, TMRW. We extended our life insurance footprint to Myanmar, our 13th life market, and acquired a controlling stake in Thanachart Fund which makes us the fourth largest mutual fund manager in the attractive Thailand market with a 12 per cent market share. To date, over one million people have downloaded the 'Pulse by Prudential' app since its launch. Our focus on growing our presence in China saw our reach expand to a further seven cities, bringing our footprint to 94 cities, while our wholly owned private fund manager established in Shanghai in December 2018 has secured over one billion Yuan in its first year of operation.

We are able to translate these hallmarks of our business into financial success, with diversified growth in 2019 maintaining our strong track record of high-quality performance. We achieved a 14 per cent1 increase in adjusted operating profit, with eight markets growing at a double-digit rate. This is supported by a 12 per cent1 expansion in renewal premiums3, which reflects the long-term nature of our insurance business, and a 25 per cent2 increase in funds under management at Eastspring helped by strong third-party net inflows of $8.9 billion4. We also delivered 29 per cent1 growth in new business profit outside Hong Kong, with eight markets expanding at a double-digit rate, which underpinned a 23 per cent2 increase in European Embedded Value to $39,235 million.

Market opportunities
We seek to enhance the health and wealth of consumers in Asia by providing life insurance and asset management solutions to address their protection and savings needs at all ages. The industry remains in the early stages of development, as characterised by the low penetration rates across the region for both insurance and asset management, and low levels of financial inclusion. In particular, most of our markets are approaching the level of per capita annual income when demand increases sharply. As a consequence, Asia is predicted to contribute about two-thirds of the global life insurance growth in the next 10 years5 and achieve a share of 42 per cent of the global insurance market by 2029 compared with just 32 per cent currently6. The Asia Pacific asset and wealth management industry is also expected to add about $13 trillion of assets under management between 2020 and 20257.

There are many structural drivers supporting the significant growth potential in Asia. The health protection gap, estimated at $1.8 trillion8, is already substantial as consumers in Asia are under-insured and social safety nets remain limited. Meanwhile, medium-term economic growth prospects are superior to those of developed markets in the west, with continued income growth and rising wealth levels expected to raise the awareness of, and demand for, protection and wealth management solutions. Similarly, demographic trends are also favourable, as youthful emerging markets with growing working-age populations remain a core source of demand for traditional protection and savings products, and more mature markets with ageing populations create demand for retirement and wealth management solutions.

While these secular trends offer attractive prospects, we remain vigilant and focused in our execution. We have carefully managed our businesses through a range of unforeseen external events during 2019, including heightened capital market volatility arising from trade tensions between the US and China, a slowdown in the growth of the Chinese economy, suppressed yields on US dollar and other Asian currency fixed-income instruments, and social unrest in Hong Kong that led to a notable decline in mainland China visitor arrivals.

We have also embraced the opportunities brought about by government initiatives. Our widening product offerings and new partnerships support many Asian regulators' vision to provide greater financial inclusion and promote the health and wellbeing of the people. For example, in Hong Kong we have seen strong demand for our annuity and medical reimbursement products that are eligible for tax incentives that were newly introduced by the government. We also successfully refreshed products of our Malaysia conventional business to comply with the new regulations on minimum allocation rate. In addition, our expertise in economic capital reporting, protection-focused business mix and conservative balance sheet position us well for the migration to risk-based solvency frameworks across the region.

Strategic priorities
We run our business with a focus on customers, quality growth and profitability. We favour health and protection products due to their resilience to market cycles and healthy margins. Collectively, such products produced 67 per cent of our new business profit in 2019 and contributed to our high mix of regular premiums, which comprised 93 per cent of our APE sales in 2019 and 99 per cent of our life weighted premium income9. This results in 86 per cent10 of our life IFRS operating income (excluding other income) arising from insurance margin and fee income, which in turn supports stable profit progression across market cycles and strong returns on equity.

This performance also reflects the disciplined execution of our four strategic priorities, which align with the evolving sources of demand across the region and help position our business for continued growth.

First, we seek to enhance the core of our existing business and made excellent progress in this regard in 2019. Significantly, our sales in Indonesia grew 23 per cent1 in the full year and this growth accelerated to 41 per cent1 in the second half from 4 per cent1 in the first half, following a substantial reform of our agency channel and new product launches. We made successful business mix improvements in the Philippines by shifting towards higher-margin health and protection products, which resulted in a 5 percentage point increase in APE sales mix11 for these products and supported the more than doubling of new business profit. On the distribution side, we have extended our exclusive partnership with UOB until the end of 2034 with an expanded scope to include Vietnam and UOB's digital bank, TMRW, and have established an exclusive 20-year partnership with SeAbank who have 1.2 million retail customers and almost 170 branches in Vietnam.

Secondly, we aim to create 'best-in-class' health capabilities. This is being delivered by enhancing customer access to healthcare products and services. Through our digital health SuperApp branded Pulse by Prudential, which is live in 8 markets, we collaborate with various digital partners and use artificial intelligence technology to offer users a wide range of affordable and easy-to-access consumer services such as health assessments, risk factor identification, triage, telemedicine, wellness and digital payment. Meanwhile, we have launched new protection products to meet the evolving needs of our customers, including two certified VHIS plans in Hong Kong and PRUCritical Benefit 88, our first standalone critical illness product in Indonesia. In 2019, we increased our new business profit from health and protection products by 23 per cent in Asia ex-Hong Kong, as we expanded our APE sales of such products in seven markets with notable success in India, where such sales saw 50 per cent underlying growth12.

Thirdly, we plan to accelerate growth in Eastspring by expanding its product and distribution capabilities. We have continued to develop new solutions, including our first fund offerings in China and Thailand as well as fixed maturity plans in Taiwan, Singapore, Malaysia and India. We maintained our strong investment performance with 60 per cent of retail and institutional funds outperforming over the past year, collectively helping to attract strong net flows from third parties. This in turn raised our funds under management by 25 per cent2 to $241.1 billion. Further streamlining of our front and middle-office operations was delivered in 2019, following the completion of Blackrock's Aladdin system implementation across 10 markets. Meanwhile, our disciplined focus on costs has led to further improvement in the cost-income ratio, which fell three percentage points to 52 per cent in 2019, and contributed to the 18 per cent growth in adjusted operating profit for the year to $283 million. Following our acquisition of majority stakes in Thanachart Fund and TMB Asset Management, Eastspring is now Thailand's fourth largest mutual fund manager, with a market share of 12 per cent13 and combined assets under management of $22 billion4.

Finally, we continue to expand our presence in China across both the insurance and asset management sectors. We recently established a new branch in Shaanxi, our 20th in the country, and have added seven cities and 14 sales services offices in 2019, extending our reach to 94 cities and 229 sales offices. Our current presence gives us access to 77 per cent of China's population14 and 83 per cent of the insurance market15. Coupled with our continued strong focus on execution, our geographic expansion has helped us achieve strong NBP growth of 38 per cent, with strong double-digit growth across both the agency and bancassurance channels. Our life joint venture also recently received regulatory approval to establish its own asset management company, which will further strengthen our capabilities in savings and retirement products. Furthermore, our wholly owned private fund manager established in Shanghai in December 2018 has secured over one billion Yuan in its first year of operation.

Customers
We believe that excellent customer service has been key to our strong reputation and leading pan-Asia franchise. During 2019, we added a further 1.4 million new life customers16, bringing the total to over 15 million life customers, of which about one-third are our health customers. Customer loyalty is high, as reflected by our strong retention ratio which has consistently remained in excess of 90 per cent. The satisfaction and trust our customers have in our business also translates into a high proportion of repeat sales, which comprised 45 per cent of APE sales in 2019. The result of these dynamics is a portfolio of close to 25 million in-force policies, with each policyholder holding 1.6 policies on average.

At Eastspring, the expansion in assets under management was driven by strong underlying growth of 26 per cent in external client funds, excluding the M&G related assets that were reclassified following the demerger. Overall external client funds reached $124.7 billion and contributed to 52 per cent of the total funds under management at the end of 2019.

Our customer centric health ecosystem, which empowers consumers to take control of their personal health and wellbeing in an affordable way anytime and anywhere, has made a promising start. The number of individuals who have downloaded the Pulse by Prudential app has exceeded one million since launch in August 2019. Pulse will help us acquire and retain users at pace as we enhance its reach by expanding the scope of service and onboard new partners.

We continue to identify and target new customer groups and segments outside our traditional focus in the mass and affluent space in order to accelerate our future growth. We first expanded into the high net worth segment in 2018 with Opus in Singapore, which provided a differentiated experience for our customers, including a dedicated service team, wealth planners and external experts covering trust and legal matters. APE sales in this segment delivered impressive growth of 46 per cent in 2019 to $76 million. Similarly, we also developed tailored offerings for SMEs, a segment that remains under-served and offers significant growth potential. This strategy is advanced through our all-inclusive platform, PRUworks, which provides a digitally-enabled HR solution for business owners and their employees, providing access to employee benefits and lifestyle programmes. In 2019, we achieved 22 per cent growth in our employee benefits APE in Singapore17 and leveraged this experience to extend our coverage to Indonesia. We have also developed strategies to reach the digitally-savvy millennial segment through TMRW, UOB's digital bank, and new partners such as OVO in Indonesia.

Products
We offer a wide range of insurance products that are tailored to local market requirements and fast-changing individual needs, with 67 per cent of new business profit contributed by health and protection solutions and the rest by savings products that include participating, linked and other traditional products. The diversity and resilience of our business is supported by the continued enhancements we make to our product range, which include broadening coverage for new risks and adding innovative features. Indeed, last year 16 per cent of new business profit and 55 per cent of external net inflows4 arose from the 166 products and 109 funds that were developed in 2019.

In Hong Kong, our new and innovative product offerings have contributed to the resilience of the domestic segment, which achieved 8 per cent APE sales growth in the full year. This growth accelerated to 12 per cent in the second half from 5 per cent in the first half despite the economic slowdown and social unrest. Our new qualified deferred annuity product was well received by customers in both the agency and bancassurance channels, and with sales of $162 million accounted for 11 per cent of our Hong Kong APE sales since its launch on 1 April 2019. PruActive retirement marked our entry into the annuity market in Singapore, contributing 6 per cent to our Singapore APE sales since its launch in August. We also launched PRUHealth Cancer ReCover in Hong Kong, a first-in-market cancer protection plan tailored for cancer survivors and which also offers holistic homecare services to support in-home recovery.

The improvement of our Indonesia business, whose new business profit rose strongly by 39 per cent1 in 2019, was also helped by the broadening of our product offering. Following the success of our upgraded unit-linked product, PRUlink Generasi Baru, that was launched in late 2018, we offered a number of new and refreshed products in 2019. To raise the productivity of our trainee agents we launched PRUCritical Benefit 88, our first standalone critical illness product, which accounted for around 10 per cent of the case count in this agent segment. Similarly, we refreshed our medical product, PRUprime Healthcare Plus, offering customers a simpler and faster process to upgrade health protection, and this was our best-selling product in Indonesia last year. We also plan to introduce new offerings to our critical illness and Shariah products, which we expect will help sustain the growth momentum in 2020.

NBP by Product	2019
H&P	67%
Par	21%
Non-par	5%
Linked	7%

Distribution
We believe in a multi-channel strategy for our business which can adapt and respond flexibly depending on local market conditions. Our distribution network is one of the strongest and most diversified in the Asia region. We have over 600,000 licensed tied agents across our life insurance markets, and this proprietary distribution channel is the core component of our success, comprising 83 per cent of our new business profit. We also have a leading bancassurance franchise that provides access to over 18,000 bank outlets through our strategic partnerships with multi-national banks and prominent domestic banks, which grew new business profit by 12 per cent in 2019. In recent years, we have also established non-traditional partnerships to broaden our reach further, with partners added in 2019 including Viettel, the largest telecommunications service provider in Vietnam. In total, we have more than 300 life insurance and asset management distribution partnerships in Asia.

Our focus on the agency channel positions us well for sustainable growth, as customers continue to have a strong preference for face-to-face advice from a trusted financial adviser, especially regarding complex protection and wealth solutions. We have created a culture whereby agents aspire to attain membership of the Million Dollar Round Table (MDRT), an industry-recognised indicator of quality. We place great emphasis on agent professionalism and promote career progression by providing tailored training programmes that share experience and best practice across different markets. In addition, to further assist our agents during the sales process and enhance productivity we continually upgrade the tools at their disposal. We currently boast a number one position in agency APE sales in Hong Kong and have increased MDRT qualifiers by 35 per cent in our markets outside Hong Kong, reflecting our focus on agent recruitment, training and productivity across different markets. For example, in Indonesia, our segmented agency strategy is delivering positive early results and played a key role in driving APE sales growth in 2019, with the Elite segment growing APE sales by 57 per cent to account for 25 per cent of total agency APE sales for the year.

Our partnerships also made exceptional progress last year. The bancassurance channel achieved APE sales growth of 14 per cent1, with particularly strong performances in China JV and Vietnam and 24 per cent growth from UOB following the renewal of the strategic partnership at the beginning of the year. Meanwhile, we also extended our collaboration with new partners to widen our access to new customer segments, underlined by our new strategic partnership with OVO, the largest digital payment platform in Indonesia with access to 115 million devices. We anticipate that this partnership will significantly enhance our reach to digitally-savvy consumers in the country through the joint development of digital propositions that encompass health, wellness and wealth products. The experience will also help us in designing and managing distribution strategies in our existing markets as well as in targeting new or recent points of entry.

NBP by channel	2019
Agency	83%
Bancassurance	15%
Others	2%

Digital
In the face of rapidly evolving customer needs and technological disruption, we actively embrace change and the latest technology. Our digital strategy is being executed in two waves. The first focuses on increasing automation and improving digital capabilities in our current business model for better customer experience leading to better business results. The second adds a new business model based on a customer centric digital ecosystem which is manifested in our SuperApp branded Pulse by Prudential.

First wave: Enhancing our current business model
In the first wave we are continually increasing the automation of our operations so as to improve both business efficiency and customer experience. For example, 83 per cent of all new business was submitted through e-point-of-sale technology in 2019, representing an increase of 11 percentage points year-on-year, with the enhancement particularly pronounced in our bancassurance partners in Thailand, Taiwan and Malaysia. Our smart underwriting tool, which is now used in 64 per cent of all new sales, offers dynamic underwriting that streamlines the application process and communicates instant underwriting decisions to customers. We provide our rapidly growing digital-savvy customer-base with efficient and secure digital payment solutions, for example, through our recent partnership with Boost, a leading lifestyle e-wallet in Malaysia. We have established a strategic relationship with the global technology services company Tech Mahindra to leverage their scale and expertise in Cloud and Mobile to ensure faster deliveries across all markets.

At Eastspring, in addition to embedding Blackrock's Aladdin system, we have also made other digital advancements, with our Malaysian entity winning the 'Fintech Innovation in Asset Management' award in Asia Asset Management's '2020 Best-of-the-Best awards'. This reflected the continued enhancements to our online platform, myEastspring, which enables our clients to access, monitor and transact online and includes tools for our agents to help clients predict their future savings needs. We also launched a new digital facility that empowers members of the Employees Provident Fund to take control of their investments and make transactions at nearly zero cost.

Second wave: Building an ecosystem-based business model
In the second wave, to aid the expansion of our role from providing protection to making customers healthier, we have added an ecosystem-based business model which is manifested in our Pulse by Prudential app. Built on the latest architecture, Pulse is scalable and is based on real data and artificial intelligence (AI) technology focusing on positive outcomes for customers and our businesses. This business model also uses a wide range of partnerships and the latest trends in health and wealth technology, allowing us to fulfil our strategic imperative to add prevention and postponement to our protection business. So far we have secured 18 market-leading partners across an array of different elements. We believe this will help us to acquire users at pace and gain access to new data, whilst enabling our customers to enjoy a wide range of affordable healthcare and value-added services to help them live longer and healthier lives. Currently live in eight markets, Pulse will continuously improve as we roll out new functionalities, increase partnerships and learn from direct user feedback over time.

The component of Pulse designed for the fast-growing small and medium enterprise (SME) segment in Asia is known as PruWorks. Following its launch in Singapore and Indonesia, we are now enhancing this further with a fully integrated, new administration system as well as direct connectivity to enhance customer experience for SMEs and their employees.

Highlights of key ecosystem partners
Ecosystem partners	Markets (to be) covered	Ecosystem elements
Babylon	Regional	Health assessment, triage, AI symptom checker
DOC	Malaysia	Online consultations, telemedicine
Halodoc	Indonesia	Telemedicine
Mydoc	Regional	Telemedicine
TICTRAC	Regional	Wellness, engagement and rewards
Prenetics	Hong Kong	DNA testing
OVO	Indonesia	e-payment; alternative distribution channel
Boost	Malaysia	e-payment
LIME	Malaysia	Dengue alert
HaelthTech	Regional	SME cloud computing
Freedompop	Regional	Data analytics and lead generation
TMRW	Regional	UOB's digital bank
MyanCare	Myanmar	Digital healthcare
Flexible Pass	Myanmar	Wellness, engagement and rewards
AIS	Thailand	Digital service provider, Group business
Viettel	Vietnam	Telecommunication and e-payment
Central Group	Thailand	Customers and behavioural data, distribution
Chiiwii	Thailand	Telemedicine

Corporate responsibilities
We have a large number of staff and agents across our life and asset management businesses across Asia, and an explicit inclusive approach to hiring and monitoring diversity. Progressively, we seek to ensure that mobility is not just seen as part of the opportunity provided to improve our individuals' skills but is also a source of key competitive advantage as we take learnings from one operation and apply them in another. The change in the method of managing agents in Indonesia using techniques developed in Vietnam is a prime example of this.

We have long-standing and strong relationships with the regulators in the markets we operate in. This is built on a culture of compliance with the rules and our promotion of financial services in the context of public policy. To drive the insurance penetration rates in protection and savings products which are desired by governments and regulators in the region, we support the process of deepening capital markets, building robust regulatory and legal frameworks and enhancing financial literacy in the markets in which we operate, which in turn supports economic growth and stability. We see our investment appetite and risk management approach as contributing to the development and stability of the capital markets for the markets in which we operate. We actively engage with fellow market counterparties and governments to foster greater depth, transparency and liquidity of markets.

The responsible and sustainable management of our tax affairs also helps us to maintain constructive relations with our stakeholders and play a positive role in the economy. We take a long-term perspective and balance our responsibility to support our business strategy with our responsibility to the communities in which we operate, which need sustainable tax revenues. We understand the importance of paying the right amount of tax on time. We manage our tax affairs transparently and seek to build constructive relationships with tax authorities in all the countries in which we operate.

COVID-19 update
We continue to monitor closely the development of the coronavirus outbreak. Our priority is the health and wellbeing of our customers and staff during this challenging time. In China and Hong Kong, we were one of the first insurance companies to launch extra free protection and coverage against this disease. Similarly, in another eight Asian markets we are offering additional free hospital cash benefits and other lump sum benefits to customers diagnosed with this disease, alongside a series of measures and services to support affected customers in a timely manner, such as dedicated hotlines and simplified claims procedures. For our staff, we have put in place flexible work arrangements, for example on work hours and work location, as well as enhanced hygienic tools in the office.

While the coronavirus outbreak has slowed down economic activities in the year-to-date and dampened our sales momentum in Hong Kong and China, we remain confident in the medium to long-term prospects of these economies and their respective insurance sectors. Our broad geographic spread across the region and the strength of our recurring premium business model lends considerable resilience to our earnings. We will continue to collaborate actively with the relevant governments and uphold our corporate and social responsibilities. This is exemplified by the recent donation of RMB15 million to support efforts in fighting against the disease by our joint ventures in China18. We will also continue to stand by our customers steadfastly and make them healthier with our 'best-in-class' health and protection capabilities.

Business outlook
Asia's growth fundamentals and demographic trends remain robust and we expect will continue to support strong growth for the insurance and asset management industries in Asia.

We are well placed to capture these structural prospects given our market-leading positions, focused strategic priorities, high-quality execution and expanding digital capabilities.

We have built a track record of consistent and resilient expansion across cycles over the past decades, and we are confident in continuing to replicate our past success and to make our customers in Asia healthier and wealthier in the years to come.

Notes
1      Increase stated on a constant exchange rate basis.
2      Increase stated on an actual exchange rate basis.
3      See note II of the Additional unaudited financial information for definition and reconciliation to IFRS balances.
4      Excludes Money Market Fund.
5      Source: Allianz Global Insurance Market at a crossroads, May 2019. Global life insurance premium derived from total insurance premium.
6      Market penetration: Swiss Re (Sigma) - based on insurance premiums as a percentage of GDP in 2018 (estimated).
7      Source: PWC Asset & Wealth Management 2025 report.
8      Swiss Re Institute: The health protection gap in Asia, October 2018. Average gap per household is calculated as 'total health protection gap divided by estimated number of households hospitalised under the mentioned gap range'. Report excludes Cambodia and Laos.
9      Weighted premium income comprises gross earned premiums at 100 per cent of renewal premiums, 100 per cent of first-year premiums and 10 per cent of single premiums.
10     Total insurance margin ($2,244 million) and fee income ($286 million) of $2,530 million divided by total life income excluding other income of $2,958 million (Comprised of total life income of $6,187 million less other income of $3,229 million). For discussion on the basis of preparation of the sources of earnings see note I(iv) of the Additional unaudited financial information.
11     APE sales mix refers to the proportion of total market APE sales accounted for by each product type.
12     Assuming no change in our shareholding.
13     Mutual fund market shares; mutual fund assets under management as at 31 December 2019.
14     Source: National Bureau of Statistics of China.
15     By life and health GWP in 2019.
16     Excluding India.
17     Excluding broker channel.
18     RMB10 million by CPL and RMB5 million by Citic Pru FMC.

United States
Providing America's ageing population with financial strategies for their retirement through product innovation and developing market-leading distribution capabilities.

2019 performance highlights
●            Launches of Jackson's RateProtector, a single premium, multi-year guarantee fixed annuity, as well as MarketProtector and MarketProtector Advisory fixed index annuity products, contributing to an 8 per cent increase in new business sales
●            Continued growth of advisory sales, with new business sales up 30 per cent as distribution models continue to evolve
●            Expanded advisory distribution footprint with Morgan Stanley, DPL Financial Partners, TD Ameritrade and RetireOne
●            Awarded 'Contact Center World Class CX Certification' and 'Highest Customer Service for the Financial Industry' awards by The Service Quality Measurement Group, Inc
●            Actively engaged with FinTech partners including Envestnet, MoneyGuidePro and eMoney
●            Adjusted operating profit up 20 per cent to $3,070 million and new business profit down 28 per cent to $883 million

The US is the world's largest retirement savings market with approximately four million Americans reaching retirement age every year. This transition continues to trigger the unprecedented shift of trillions of dollars from savings accumulation to retirement income generation.

However, these Americans face challenges in planning for life after work. For those nearing the end of their working careers, a financially secure retirement is at risk, due to insufficient accumulation of savings and the current combination of low yields and market volatility. Employer-based pensions are being withdrawn, and state and government plans are underfunded as the impact of increased administrative costs and lower interest rates continue to reduce the affordability of the post-war pensions model. Social security was never intended to be a primary retirement solution and today its long-term funding status is in question. Additionally, the life expectancy of an average retiree has significantly increased, lengthening the number of years for which retirement funding is needed.

To overcome these challenges, Americans need and demand retirement strategies that offer them the opportunity to grow and protect the value of their existing assets, as well as the ability to provide guaranteed income that will last throughout their extended lifetimes. Achieving this will reduce the gap many retirees face between income needed during retirement and the income they can generate from their retirement assets and social security. Reducing this gap is a public benefit as it helps reduce strain on supplemental government programmes for those in need.

Jackson believes that a retirement plan integrated with an income guarantee annuity will mitigate much of the risk of retirees running out of money during retirement. In response to this demand and the ongoing shift to fee-based solutions, Jackson has positioned itself with product innovation and distribution strategies to provide a wide spectrum of choice when selecting the retirement product that best fits customer needs. This will allow Jackson to enhance further our market-leading variable annuity position in the brokerage market, diversify in the fixed annuity and fixed index annuity space and grow in the advisory retirement solutions market. Jackson has demonstrated its ability to diversify during the year, growing the proportion of APE sales accounted for by fixed annuity, fixed index annuity and wholesale business to 34 per cent, from 19 per cent in the prior year.

Customers and products
Through its distribution partners, Jackson provides products that offer Americans the retirement strategies they need, including variable, fixed and fixed index annuities. Each of these products offer a unique range of features tailored to meet the individual needs of the retiree as discussed below:

Variable annuity A Jackson variable annuity, with investment freedom, represents an attractive option for retirees and soon-to-be-retirees, providing both access to equity market appreciation and guaranteed lifetime income as an add-on benefit.

Fixed index annuity A Jackson fixed index annuity is a guaranteed product with limited market exposure but no direct equity ownership. It is designed to build wealth through a combination of a base crediting rate that is generally lower than a traditional fixed annuity crediting rate, but with the potential for additional upside, based upon the performance of the linked index. Jackson also provides access to guaranteed lifetime income as an add-on benefit.

Fixed annuity A Jackson fixed annuity is a guaranteed product designed to build wealth without market exposure, through a crediting rate that is likely to be superior to interest rates offered from banks or money market funds.

These products also offer tax deferral, allowing interest and earnings to grow tax-free until withdrawals are made.

Jackson has a proven track record in this market with its market-leading flagship product, Perspective II1. Jackson's success has been built on its quick-to-market product innovation, as demonstrated by the development and launch of Elite Access, our investment-only variable annuity. Further demonstrating Jackson's flexibility and manufacturing capabilities, and in response to the trend in financial services toward fee-based solutions, Jackson has launched Perspective Advisory II, Elite Access Advisory II and the innovative MarketProtector Advisory, the industry's first fully-liquid advisory fixed index annuity, to serve advisers and distributors with a preference for advisory products.

In June 2019, Jackson launched RateProtector, a single premium, multi-year guarantee fixed annuity. RateProtector offers consumers the opportunity to protect and grow their assets through guaranteed interest rates that will not fluctuate during a select period, combined with the ability to defer taxes on any earnings until money is withdrawn.

Market reception for these products has been positive and these have contributed to the delivery of the organic diversification of Jackson sales in 2019, with new business APE sales up 8 per cent to $2,223 million (2018: $2,059 million). The planned transition to a more balanced portfolio has resulted in higher investment in new business in 2019 which over time is expected to enhance statutory capital and cash generation.

Jackson operates within a well-defined risk framework and takes into account the expected cost of hedging when pricing its products. It aggregates financial risks across the company, obtains a unified view of its risk positions, and actively manages net risks through a hedging programme which aims to manage economic risk. Some accounting volatility is expected in periods of large market movements as was seen in 2019, given the economic focus described above, and this has impacted IFRS profitability in the year, as further discussed in the Group Chief Financial Officer and Chief Operating Officer's report. However, the benefits of Jackson's hedging programme have been demonstrated in times of equity market decline, for example during the fourth quarter of 2018 and during the recent market turbulence. At the end of 2019 Jackson's surplus of available capital over required capital was $3,795 million after adopting the NAIC's changes to its framework for variable annuities. This equates to a ratio of 366 per cent (2018: 458 per cent using the previous NAIC framework). Jackson continues to monitor closely the recent changes in markets and take the appropriate actions through its dynamic hedging strategy. If these conditions persist management could take additional actions to assist in mitigating the impact.

Distribution
Jackson distributes products in all 50 states of the US and in the District of Columbia. Operations in the state of New York are conducted through a New York subsidiary. Jackson markets its retail products primarily through advice-based distribution channels, including independent agents, independent broker-dealer firms, regional broker-dealers, wirehouses and banks. For variable annuity sales, Jackson is the leader in the independent broker-dealer, bank and wirehouse channels2 and third in regional firms2.

Jackson's distribution strength also sets us apart from our competitors. Our highly productive wholesaling force is the largest3 in the annuity industry and is instrumental in supporting the independent advisers who help the growing pool of American retirees develop effective retirement strategies. Our wholesalers provide extensive training to thousands of advisers about the range of products and the investment strategies that are available to support their clients. Based on the latest available data, Jackson is the second most productive variable annuity wholesale distribution force in the US3.

In 2019, Jackson invested significant time and resources with fintech partners to help illustrate the benefits a lifetime income solution can provide within a comprehensive wealth management plan. This gives the financial adviser the necessary tools to customise according to the unique needs and goals of the client. Additionally, investment freedom within VA investment options allows the adviser to build a diversified portfolio that is customised to meet their clients' individual priorities and preferences, rather than locking them into restrictive allocation models. Some of the fintech platforms where Jackson is actively engaged include eMoney, MoneyGuidePro and Envestnet.

In 2019, Jackson announced distribution agreements with DPL Financial Partners (DPL), TD Ameritrade and RetireOne to provide our protected lifetime income solutions to independent registered investment advisers (RIAs). The collaboration expands Jackson's distribution footprint and provides Jackson with access to new opportunities in the independent RIA channel. In addition to these new relationships, Jackson's distribution partnership announced in late 2018 with State Farm is targeted to roll out in the first quarter of 2020. These new partnerships show Jackson's determination and progress on channel diversification.

Regulatory landscape
The regulatory outlook for the industry has improved since the passing of the Securities and Exchange Commission's (SEC) Best Interest Regulation in June 2019. This replaced proposed legislation known as the DOL Fiduciary Duty Rule. The SEC's finalised rule creates a best interest standard of conduct for broker-dealers and is designed to be 'product agnostic', meaning that it is not intended to give preference to or target any specific product. Instead, the rule enhances the diligence required when advising customers about suitable, albeit more complex, products such as variable annuities. The rule became effective 60 days after being published in the Federal Register (12 July 2019) and includes a transition period until 30 June 2020.

Despite lower interest rates, the life insurance industry saw increased total annuity sales as of the third quarter of 2019, primarily due to a clearer regulatory environment and more aggressive product feature changes (ie withdrawal percentages) implemented by competitors. Higher industry sales of fixed annuities were offset slightly by lower variable annuity sales.

Regardless of the outcome of the SEC best interest standard, the regulatory disruption caused by the now rescinded DOL Rules has challenged the industry to review the ways in which investment advice is provided to American investors. Manufacturers will need to have the ability to provide product and system adaptations in order to support the success of various distribution partners in their delivery of the retirement strategies that investors need. Because of its strong distribution, leadership in the annuities market, best-in-class service and an efficient operation, we believe that Jackson is well positioned to take advantage of this opportunity.

In December 2019, the Setting Every Community Up for Retirement Enhancement Act (SECURE Act) was passed into law, bringing positive changes to the US retirement system. A significant change includes the portability of lifetime income products, permitting participants to preserve their lifetime income investments and avoid surrender charges and fees. Another provision of the Act clarifies the existing Employee Retirement Income Security Act safe harbour and removes ambiguity about the applicable fiduciary standard that currently acts as a roadblock to offering lifetime income benefit options under a defined contribution plan. Under this provision, for purposes of fulfilling their fiduciary duty to select an annuity provider, defined contribution plan fiduciaries may rely on representations from insurers regarding their status under state insurance laws. The enactment of these provisions, and the SECURE Act as a whole, are important steps in facilitating Americans' ability to achieve financial freedom for life.

We believe that Jackson is well positioned to manage the impact of these regulatory changes and welcome the outcomes of the revised regulations.

At 31 December 2019, Jackson early adopted the new US regulatory regime enacted by the National Association of Insurance Commissioners in respect of variable annuities. The effect of this change is further discussed in the Group Chief Financial Officer and Chief Operating Officer's report on the 2019 financial performance.

Corporate responsibility
As a provider of savings and protection products, stewardship is core to what we do. We recognise that to help our customers look to the future with confidence, we need to take a long-term view on a wide range of issues that affect our business and the communities in which we operate. To do this, we maintain a proactive dialogue with our stakeholders - customers, investors, employees, communities, regulators and governments - to ensure that we are managing these issues sustainably and delivering long-term value.

Jackson seeks to provide the best retirement solutions that we can, while striving to communicate information about those products in a fair and transparent way. In the US, Jackson continues to be a leader in shifting perspectives and simplifying the language around financial products. In 2018, Jackson led the creation of a groundbreaking, industry-wide coalition seeking to help mitigate America's looming retirement crises, the Alliance for Lifetime Income. The Alliance is a tremendous leap forward in Jackson's ongoing commitment to educating Americans about the importance of lifetime income in retirement planning.

At Jackson, we take an inclusive approach to responsible investment, seeking to integrate environmental, social and governance (ESG) considerations into our investment processes and stewardship activities through active ownership practices and engagement with investee companies. We also maintain the ability to exclude entities from our internal investment mandates, where their practices, policies or procedures conflict with our values, or where we see a need to explicitly recognise international consensus.

As a long-term investor, Jackson considers both financial and non-financial factors in our investment processes, decision-making and ownership practices that may have a meaningful impact on our customers' long-term investment outcomes. Similarly, as active asset owners of the capital we invest on behalf of our customers, we believe that due consideration of the various factors that can impact investment returns is part of our fiduciary duty to our customers.

Jackson also takes pride in helping the communities in which we operate, providing significant employment, tax revenues, charitable programmes and contributions, as well as the investment of general account assets, all of which provide valuable public services and build infrastructure for the benefit of the wider community and economy.

Investment for growth
We believe that a significant opportunity exists to reach even more American retirees and serve their needs with annuity products going forward. This is because there are trillions of dollars of adviser-distributed assets across distribution platforms that have not historically been a focus for the business, such as the dual-registered investment adviser channel, which we can seek to access. The industry will need to remain flexible and cost-effective in making changes to product systems and processes. We continue to seek to understand and make the necessary adjustments to support the needs and demands of American retirees into the future.

Jackson is making significant investments in new technologies, which allows us to provide better service that will give our customers what they want, when they want it. These new technologies will also provide higher quality data so that our executives and staff across the business can make better informed decisions with regard to risk, and with how and where to invest.

Jackson's competitive strengths are even more critical as we work towards diversification and growth, within a highly competitive insurance industry. The breadth and depth of our best-in-class distribution team, our agility and success in launching well designed customer-centric products, the continued success of our risk management and hedge programmes through many economic cycles, and our significant investment in technology platforms and award-winning customer service will provide Americans with the retirement strategies they so desperately need. Jackson's discipline helps enable us to be positioned to potentially capture additional growth during times of transition into the future.

Notes
1     ©2020 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. Morningstar www.AnnuityIntel.com Total Sales by Contract 3Q YTD 2019. Jackson's Perspective II for base states ranks #1 out of 927 VA contracts with reported sales to Morningstar's quarterly sales survey as of 3Q YTD 2019.
2     ©2020 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. Morningstar www.AnnuityIntel.com Total sales by company and channel 3Q YTD 2019. Jackson ranks #1 out of 25 companies in the Independent NASD channel, #1 out of 19 companies in the Bank channel, #1 out of 15 companies in the Wirehouse channel, and #3 out of 19 companies in the Regional Firms channel.
3     Independent research and Market Metrics, a Strategic Insight Business: U.S. Advisor Metrics 2019, as of 30 September 2019.

Group Chief Financial Officer and Chief Operating Officer's report on the 2019 financial performance

I am pleased to report that we maintained focus on the execution of our strategy alongside the successful completion of the demerger of M&G plc and that this has continued to deliver positive financial performance in 2019.

Growth has once again been led by our businesses in Asia, which reflects the benefits of our well positioned and broad-based portfolio, which has long focused on high quality, recurring premium business. In 2019, this saw our life businesses outside Hong Kong deliver overall new business profit growth of 29 per cent1, and within this 10 markets increasing new business profit. While Hong Kong has seen a more challenging sales environment, the resilience of its business model is demonstrated by its 24 per cent1 growth in adjusted operating profit, which contributed to the 14 per cent1 increase in adjusted operating profit delivered by our overall Asia business.

Our US business took its first steps in the execution of its diversification strategy, broadened its presence across the US annuity market, delivered increased remittances to the Group and early adopted the new National Association of Insurance Commissioners (NAIC) variable annuity framework. Jackson has successfully demonstrated its ability both to develop and distribute new products in order to diversify its product range. Over time, this will contribute to a more balanced mix of policyholder liabilities which will enhance statutory capital and cash generation. During 2019, this transition has resulted in a higher investment in new business than has been seen in recent periods, with resulting impacts on capital generation and new business profit margins.

During 2019 our head office activities incurred costs of $(460) million (2018: $(490) million2). The demerger of M&G plc provides us with the opportunity to optimise the operating model of our Group functions across our head office. We are well advanced in developing and executing plans that will deliver total savings of circa $180 million3, targeting a revised run-rate from 1 January 20214. We have already completed the first phase of this work which will deliver annual savings5 of $55 million.

Over 2019, global equity markets rallied strongly. In the US markets the S&P 500 index increased by 29 per cent over 2019, but government bond yields were generally lower over the period, with the US 10 year government bond yield ending the year at 1.9 per cent (2018: 2.7 per cent).

The impact of these market effects are most prevalent in the US's results. Jackson's hedging programme is focused on managing the economic risks in the business and protecting statutory solvency in the circumstance of large market movements. The hedging programme does not aim to hedge IFRS accounting results and this can lead to volatility in the IFRS results in periods of significant market movements, as was seen in 2019. In particular, while higher equity markets are expected to deliver ultimately increased profitability to Jackson through higher future fee income, this benefit is not fully recognised in the IFRS results in the short term. This contrasts with the impact on the derivatives within the hedging programme, designed to provide protection when markets fall, where rises in equity markets lead to short term losses in the IFRS results. These losses have been exacerbated by falling interest rates in 2019, which have led to an increase in the IFRS liabilities for the guarantees attaching to variable annuities given lower discount rates and lower assumed future separate account growth, impacting directly on the income statement. Collectively, these factors led to an IFRS loss after tax of $(380) million for the US over 2019. The interest rate falls have also led to gains on bonds, which are recognised outside the income statement, and US's IFRS segment shareholders' equity increased from $7,163 million at the end of 2018 to $8,929 million at the end of 2019. EEV has fewer mismatches (for example future fee income is fully recognised), but fluctuations in interest rates also impact Jackson's EEV results, since EEV discount rates and future expectations of separate account returns are based on current risk free rates. While our IFRS and EEV results in 2019 may therefore show a degree of volatility, we believe that the Jackson business is positioned to enhance its capital and cash generation over time as it continues to focus on the US retirement market opportunity.

We have presented the results of the UK and Europe operations (referred to as M&G plc) as discontinued operations and have adopted the US dollar as our presentational currency which better reflects the economic footprint of our business going forward. Prior year comparatives have been restated, as required under IFRS. However comparative balance sheet amounts are not restated for discontinued operations. As in previous years, growth rates referred to are on a constant exchange rate basis unless otherwise stated.

Adjusted operating profit before tax from continuing operations

Prudential's adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit) from continuing operations increased in 2019 to $5,310 million (20 per cent higher on a constant and actual exchange rate basis). This increase was driven by higher earnings from our Asia life insurance and asset management operations, and by lower market-related DAC amortisation charges compared with the prior year in the US, as a result of the strong equity market returns achieved in 2019. Other income and expenditure generated a net cost of $(926) million (2018: $(967) million2). Of this, $(179) million related to interest costs in respect of debt instruments transferred to M&G plc on 18 October 2019 prior to completion of the demerger. Excluding these amounts, interest costs for the continuing Group would have been $(337) million, lower than 2018 following the redemption of debt in the first half of 2019.

IFRS basis non-operating items from continuing operations

Non-operating items in 2019 consist of short-term fluctuations in investment returns on shareholder-backed business of negative $(3,203) million (2018: negative $(791) million on an actual exchange rate basis), the net loss arising from corporate transactions undertaken in the year of negative $(142) million (2018: negative $(107) million on an actual exchange rate basis), and the amortisation of acquisition accounting adjustments of negative $(43) million (2018: negative $(61) million on an actual exchange rate basis) arising mainly from the REALIC business acquired by Jackson in 2012.

The $(142) million cost of corporate transactions reflects gains from disposals offset by the $(407) million incurred in the year in connection with the demerger of M&G plc from Prudential plc, in line with our previous guidance. Further information is set out in note D1.1 to the financial statements.

Negative short-term fluctuations comprised positive $657 million (2018: negative $(684) million on an actual exchange rate basis) for Asia, negative $(3,757) million (2018: negative $(134) million) in the US and negative $(103) million (2018: positive $27 million on an actual exchange rate basis) in other operations.

Falling interest rates in certain parts of Asia led to unrealised bond gains in the year which are accounted for within non-operating profit. In the US, rising equity markets and falling interest rates have resulted in negative effects primarily reflecting net losses on hedge instruments used to manage the market exposure of Jackson's products and by changes in the IFRS value for these features. Further discussion of Jackson's non-operating items is contained in the US section of this report.

After allowing for non-operating items, the total profit after tax from continuing items was $1,953 million (2018: $2,881 million2).

In addition to the effects seen above, falling interest rates resulted in unrealised gains of $2.7 billion being recognised outside the income statement as part of other comprehensive income, partially mitigating the adverse effect of market movements on the Group's IFRS shareholders' funds.

IFRS loss after tax from discontinued operations

In the period prior to demerger, $1,319 million IFRS profit after tax was recognised from the discontinued M&G plc business. On distribution to shareholders as a dividend in specie the net assets of the business were remeasured to the market value of M&G plc on listing, resulting in a gain of $188 million recognised within the loss from discontinued operations for the year. As a result of representing the historical results of M&G plc in US dollars (as opposed to sterling), a loss of $(2,668) million was recognised at the date of demerger representing cumulative foreign exchange differences held in the currency translation reserve. This arose from the fall in the sterling/US dollar exchange rate over the period since the currency translation reserve was established in 2004. This was matched by an equal and opposite gain in other comprehensive income resulting in no overall impact on shareholders' funds. Reflecting the above, the total loss from discontinued operations after tax was $(1,161) million. The rest of this report focuses solely on the continuing operations of the Group.

IFRS effective tax rates

In 2019, the effective tax rate on adjusted operating profit based on longer-term investment returns from continuing operations was 15 per cent. This was unchanged from 2018.

The 2019 effective tax rate on total IFRS profit was negative (2) per cent (2018: 16 per cent). The decrease in the 2019 effective tax rate reflects increased derivative losses in the US where the effective tax rate on these items is higher (at 21 per cent) than the effective tax rate on profit from Asia operations.

Total tax contribution from continuing operations

The Group continues to make significant tax contributions in the jurisdictions in which it operates, with $2,168 million remitted to tax authorities in 2019. This increased from the equivalent amount of $1,829 million2 remitted in 2018, primarily due to the timing of when various tax payments became due.

Tax strategy

The Group publishes its tax strategy annually which, in addition to complying with the mandatory UK (Finance Act 2016) requirements, also includes a number of additional disclosures, including a breakdown of revenues, profits and taxes for all jurisdictions where more than $5 million tax was paid. This disclosure is included as a way of demonstrating that our tax footprint (ie where we pay taxes) is consistent with our business footprint. An updated version of the tax strategy, including 2019 data, will be available on the Group's website before 31 May 2020.

IFRS profit
	Actual exchange rate			Constant exchange rate
	2019 $m	2018 $m	Change %	2018 $m	Change %
Adjusted operating profit based on longer-term investment returns before tax from continuing operations
Asia
Long-term business	2,993	2,646	13	2,633	14
Asset management	283	242	17	239	18
Total Asia	3,276	2,888	13	2,872	14

US
Long-term business	3,038	2,552	19	2,552	19
Asset management	32	11	191	11	191
Total US	3,070	2,563	20	2,563	20

Total segment profit from continuing operations	6,346	5,451	16	5,435	17

Other income and expenditure	(926)	(967)	4	(933)	1
Total adjusted operating profit based on longer-term investment returns before tax and restructuring costs	5,420	4,484	21	4,502	20
Restructuring costs	(110)	(75)	(47)	(73)	(51)
Total adjusted operating profit based on longer-term investment returns before tax from continuing operations	5,310	4,409	20	4,429	20
Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed business	(3,203)	(791)	(305)	(796)	(302)
Amortisation of acquisition accounting adjustments	(43)	(61)	30	(61)	30
Gain (loss) on disposal of businesses and corporate transactions	(142)	(107)	(33)	(106)	(34)
Profit from continuing operations before tax attributable to shareholders	1,922	3,450	(44)	3,466	(45)
Tax credit (charge) attributable to shareholders' returns	31	(569)	105	(570)	105
Profit from continuing operations for the year	1,953	2,881	(32)	2,896	(33)
Profit for the year from discontinued operations	1,319	1,142	15	1,092	21
Remeasurement of discontinued operations on demerger	188	-	n/a	-	n/a
Cumulative exchange loss recycled through other comprehensive income	(2,668)	-	n/a	-	n/a
(Loss) profit from discontinued operations for the year, net of related tax	(1,161)	1,142	(202)	1,092	(206)
Profit for the year	792	4,023	(80)	3,988	(80)

IFRS earnings per share
	Actual exchange rate			Constant exchange rate
	2019 cents	2018 cents	Change %	2018 cents	Change %
Basic earnings per share based on adjusted operating profit after tax from continuing operations	175.0	145.2	21	146.0	20

Basic earnings per share based on:
Total profit after tax from continuing operations	75.1	111.7	(33)	112.5	(33)
Total (loss) profit after tax from discontinued operations	(44.8)	44.3	(201)	42.4	(206)

Group capital position

Following the demerger of M&G plc from Prudential plc, the Hong Kong Insurance Authority (IA) is now the Group-wide supervisor for the Prudential Group. Ultimately, the Group will become subject to the Group-wide Supervision (GWS) Framework which is currently under development by the Hong Kong IA for the industry and is expected to be finalised in the second half of 2020. Until it comes into force, Prudential is applying the local capital summation method (LCSM) that has been agreed with the Hong Kong IA to determine Group regulatory capital requirements.

At 31 December 2019, the Group's LCSM surplus over the Group minimum capital requirement (GMCR) was estimated at $9.5 billion on a shareholder basis6, equivalent to a solvency ratio of 309 per cent, and compares with a like-for-like position at 31 December 2018 of $9.7 billion and ratio of 356 per cent.

The high quality and recurring nature of the Group's operating capital generation and disciplined approach to managing balance sheet risk is evident from the $2.5 billion of in-force capital generation in the period, which supported $0.6 billion of investment in new business (on an LCSM basis), inorganic investment in Asia along with external dividends. The movement in LCSM surplus also includes demerger and other capital related items. More information is set out in note I(i) of the Additional unaudited financial information. The Group's LCSM position is resilient to external macro movements as demonstrated by the sensitivity disclosure contained in note I(i) of the Additional unaudited financial information, alongside further information on the basis of calculation of the LCSM measure.

The Group is no longer subject to Solvency II capital requirements nor regulated by the Bank of England.

	31 December 2019		31 December 2018†
Estimated Group LCSM capital position6	Total	Shareholder*	Total	Shareholder*
Available capital ($ billion)	33.1	14.0	27.0	13.5
Group minimum capital requirement (GMCR) ($ billion)	9.5	4.5	7.6	3.8
LCSM surplus (over GMCR) ($ billion)	23.6	9.5	19.4	9.7
LCSM ratio (over GMCR) (%)	348%	309%	355%	356%
*The shareholder LCSM amounts exclude the available capital and minimum capital requirements of the participating business in Hong Kong, Singapore and Malaysia.
† Excludes M&G plc and includes $3.7 billion of subordinated debt issued by Prudential plc that was transferred to M&G plc on 18 October 2019.

Financing and liquidity

Net core structural borrowings of shareholder financial businesses7
	31 December 2019 $m			31 December 2018 $m
	IFRS basis	Mark-to-market value	EEV basis	IFRS basis	Mark-to-market value	EEV basis
Subordinated debt substituted to M&G plc in 2019	-	-	-	3,718	82	3,800
Other core structural borrowings	5,594	633	6,227	6,043	151	6,194
Total borrowings of shareholder-financed businesses	5,594	633	6,227	9,761	233	9,994
Less: holding company cash and short-term investments	(2,207)	-	(2,207)	(4,121)	-	(4,121)
Net core structural borrowings of shareholder-financed businesses	3,387	633	4,020	5,640	233	5,873
Gearing ratio*	15%			20%
*     Net core structural borrowings as proportion of IFRS shareholders' funds plus net debt, as set out in note II of the Additional unaudited financial information.

The total borrowings of the shareholder-financed businesses decreased by $(4.2) billion, from $9.8 billion to $5.6 billion in 2019. This reflected the substitution of $4,161 million Tier 2 subordinated notes to M&G plc as part of the demerger (including £300 million 3.875 per cent Tier 2 subordinated notes issued in July 2019), and the redemption of £400 million 11.375 per cent Tier 2 subordinated notes in May 2019. The Group had central cash resources of $2.2 billion at 31 December 2019 (31 December 2018: $4.1 billion), resulting in net core structural borrowings of the shareholder-financed businesses of $3.4 billion at end 2019 (2018: $5.6 billion).

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group has access to funding via the medium-term note programme, the US shelf programme (the platform for issuance of SEC registered bonds in the US market), a commercial paper programme and committed revolving credit facilities. All of these are available for general corporate purposes.

Prudential plc has maintained a consistent presence as an issuer in the commercial paper market for the past decade and had $520 million in issue at the year end (2018: $601 million).

As at 31 December 2019, the Group had a total of £2.0 billion of undrawn committed facilities, expiring in 2024. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2019.

In addition to the Group's traditional sources of liquidity and financing, Jackson also has access to funding via the Federal Home Loan Bank of Indianapolis with advances secured against collateral posted by Jackson. Given the wide range of Jackson's product set and breadth of its customer base including retail, corporate and institutional clients, further sources of liquidity also include premiums and deposits.

Prudential plc seeks to maintain its financial strength rating which derives, in part, from the high level of financial flexibility to issue debt and equity instruments which is intended to be maintained and enhanced in the future.

Cash remittances

Holding company cash flow7
	Actual exchange rate
	2019* $m	2018* $m	Change %
From continuing operations
Asia	950	916	4
US	509	452	13
Other UK (including Prudential Capital)	6	49	(88)
Total net cash remitted from continuing operations	1,465	1,417	3
From discontinued operations
M&G plc	684	842	(19)
Net cash remitted by business units	2,149	2,259	(5)
Central outflows	(522)	(572)
Dividends paid	(1,634)	(1,662)
Other movements	(1,999)	1,153
Total holding company cash flow	(2,006)	1,178
Cash and short-term investments at beginning of year	4,121	3,063
Foreign exchange movements	92	(120)
Cash and short-term investments at end of year	2,207	4,121
*The holding company cash flow describes the movement in the cash and short-term investments of the centrally managed group holding companies.

Cash remitted to the Group from continuing operations in 2019 amounted to $1,465 million, included $950 million from Asia and $509 million from the US. In addition, $684 million of remittances were received pre-demerger from M&G plc (excluding the $3,841 million pre-demerger dividend used to offset the payment due to M&G plc in return for the substitution of debt).

During 2019, the Group's holding company cash flow was managed in sterling and significant remittances were hedged and recorded on that basis. Growth rates are therefore distorted by the onwards translation into US dollars for presentation purposes. If local currency remittances in Asia had been translated directly into US dollars8, then the growth rate in Asia remittances year-on-year would have been 8 per cent (compared with 4 per cent shown in the table above). The dividend paid by the US in 2019 was $525 million (2018: $450 million). From 1 January 2020, holding company cash flow will be managed in US dollars and no such distortions will occur.

Cash remittances were used to meet central costs of $(522) million, pay dividends of $(1,634) million and meet other expenditure of $(1,999) million. Corporate expenditure includes net interest paid of $(527) million of which $(231) million relates to that expended on debt substituted to M&G plc. Corporate expenditure is net of receipts of $265 million in 2019 from tax received. The level of tax receipts is expected to decline sharply in 2020, and then is not expected to recur going forward given the demerger of UK operations and the level of UK income which can be used to offset central UK expenditure.

Other expenditure of $(1,999) million relates to amounts paid in connection with the demerger and other corporate transactions in the year, including the redemption of subordinated debt in the first half of 2019. Further information is contained in note I(iii) of the Additional unaudited financial information.

As highlighted in my report for the first half of 2019, holding company cash was expected to reduce in the second half of 2019. Cash  and short-term investments totalled $2.2 billion at the end of the year (2018: $4.1 billion on an actual exchange rate basis), commensurate with the reduced size of the Group post-demerger. The Group will seek to manage its financial condition such that it has sufficient resources available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service central outflows.

Shareholders' funds
	IFRS		EEV
	2019 $m	2018 $m	2019 $m	2018 $m
Adjusted operating profit after tax and non-controlling interests from continuing operations9	4,528	3,739	6,896	7,862

Profit after tax for the year9	783	4,019	(645)	6,122
Exchange movements, net of related tax	2,943	(714)	666	(1,574)
Unrealised gains and losses on US fixed income securities classified as available-for-sale	2,679	(1,446)	-	-
Demerger dividend in specie of M&G plc	(7,379)	-	(7,379)	-
Other dividends	(1,634)	(1,662)	(1,634)	(1,662)
Mark-to-market value movements on Jackson assets backing surplus and required capital	-	-	206	(127)
Other	117	9	95	176
Net increase (decrease) in shareholders' funds	(2,491)	206	(8,691)	2,935
Shareholders' funds at beginning of the year	21,968	21,762	63,402	60,467
Shareholders' funds at end of the year	19,477	21,968	54,711	63,402
Shareholders' value per share10,11	749¢	847¢	2,103¢	2,445¢

Group IFRS shareholders' funds in the 12 months to 31 December 2019 decreased by 11 per cent to $19.5 billion (31 December 2018: $22.0 billion on an actual exchange rate basis) principally as a result of the demerger of M&G plc which reduced shareholders' funds by $(7.4) billion. Excluding this effect, shareholders' funds increased by $4.9 billion primarily as a result of profit after tax from continuing businesses of $1.9 billion, profit generated by M&G plc up to the date of demerger of $1.3 billion and unrealised gains on fixed income securities of Jackson of $2.7 billion following a decrease in US long-term interest rates. These amounts were offset by dividends paid in the year of $(1.6) billion.

The total return from continuing operations (including other comprehensive income) on Group's closing shareholders' funds for the year was 27 per cent12, after excluding items arising from the demerger of $528 million (being costs of undertaking the demerger and interest). The demerger alters the size of the Group's shareholders' equity and the nature of its operations, rendering a comparison with the prior year return on shareholders' funds value unrepresentative.

The Group's EEV basis shareholders' funds at 31 December 2019 was $54.7 billion. This compares with $46.1 billion at 31 December 2018 if the $17.3 billion in respect of the UK & Europe operations is excluded. The growth over the year is primarily driven by EEV profit from continuing operations of $4.2 billion, total inter-group dividends from M&G plc in the period before demerger of $5.5 billion less external dividends of $(1.6) billion. On a per share basis, the Group's embedded value at 31 December 2019 equated to 2,103 cents. More information on the Group's EEV results are included in the segmental detail that follows.

Free surplus generation from continuing operations13

Free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and is based (with adjustments) on the capital regimes that apply locally in the various jurisdictions in which the Group operates. For life insurance operations, it represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the year.

Operating free surplus generated from continuing operations before the adjustments to reflect hedge modelling changes and restructuring costs increased to $3.8 billion (2018: $3.5 billion1). This was after $(1,158) million of investment in new business (2018: $(946) million1).

Asia operating free surplus generation14 increased by 13 per cent to $1,772 million in line with business growth, higher asset management earnings and stable levels of new business investment.

US operating free surplus generation before the 2019 hedge modelling changes was $2,028 million (2018: $1,895 million) with the increase from in-force business, including a one-off benefit from the integration of the John Hancock business, offset by higher new business investment. As part of the implementation of the NAIC's changes to the US statutory reserve and capital framework enhancements were made to the model used to allow for hedging within US statutory reporting. As a consequence, the Group has chosen to utilise this new model within its EEV results, resulting in a $3.2 billion reduction in Jackson's EEV at the start of the year and a subsequent fall in operating free surplus of $(903) million from a lower expected transfer to net worth. Further information is included in the US segmental discussion and in the EEV basis results. After allowing for this effect and restructuring costs, operating free surplus generation for the Group was down 16 per cent to $2,861 million.

Analysis of movement in free surplus for insurance and asset management operations13
	Actual exchange rate			Constant exchange rate
	2019 $m	2018 $m	Change %	2018 $m	Change %
Operating free surplus generated before restructuring costs and US EEV hedge modelling enhancements	3,800	3,458	10	3,462	10
Restructuring costs	(36)	(48)	25	(47)	23
Operating free surplus generated before US EEV hedge modelling enhancements	3,764	3,410	10	3,415	10
Impact of 2019 US EEV hedge modelling enhancements	(903)	-	n/a	-	n/a
Operating free surplus generated	2,861	3,410	(16)	3,415	(16)
Non-operating (loss) profit	(568)	(1,649)
Net cash flows paid to parent company	(1,475)	(1,368)
Foreign exchange movements on foreign operations, timing differences and other items	(172)	(991)
Total movement in free surplus from continuing operations	646	(598)
Free surplus at 1 January from continuing operations	5,351	5,949
Free surplus at 31 December from continuing operations	5,997	5,351

Analysis of operating free surplus generated from in-force life business and asset management before restructuring costs and US EEV hedge modelling enhancements:
Asia	1,772	1,563	13	1,567	13
US	2,028	1,895	7	1,895	7
Total	3,800	3,458	10	3,462	10

Dividend

The Board has approved a 2019 second interim ordinary dividend of 25.97 cents per share, equivalent to the 19.60 pence per share previously indicated in the demerger Circular.

The Board considers dividends to be an important component of total shareholder return and adopted a progressive dividend policy for the Group following the demerger. The level of dividend growth will be determined after taking into account the Group's capital generation capacity, financial prospects and investment opportunities, as well as market conditions. The Group's 2020 dividend under the new progressive dividend policy will be determined from a 2019 US dollar base of $958 million15 (36.84 cents per share), equivalent to the circa £750 million previously disclosed in the Circular. This policy is expected to result, over the medium term, in future central outflows ie dividends, debt interest costs and other central expenses (including central payments for bancassurance distribution agreements and restructuring costs) net of tax recoverables, being covered by remittances from business units.

The Board intends to maintain the Group's existing formulaic approach to first interim dividends, which are calculated as one-third of the previous year's full-year dividend.

Asia

Operational and financial highlights

Our 2019 Asia financial results reflect the benefits of our diverse and well-positioned portfolio across the Asia region, the resilience of the longer-term growth drivers in these markets, our long-held prioritisation of high quality, recurring premium life insurance business and focused execution on our key strategic priorities.

This is reflected in diversified growth, with 10 markets expanding new business profit and our Asia ex-Hong Kong businesses growing new business profit by 29 per cent. Our earnings continue to be supported by high quality drivers with a 14 per cent increase in insurance margin, underpinned by our protection propositions for customers, alongside 18 per cent growth in asset management earnings, helped by a 15 per cent increase in average funds under management. This led to a 14 per cent increase in overall Asia adjusted operating profit with eight insurance markets delivering double-digit growth. These drivers are also reflected in the EEV operating profit of $6,138 million (2018: $6,052 million1), driving a 23 per cent increase in embedded value to $39.2 billion. At the same time, a 13 per cent increase in operating free surplus generation14 supported a higher cash remittance of $950 million for the year.

	Actual exchange rate			Constant exchange rate
	2019 $m	2018 $m	Change %	2018 $m	Change %
New business profit	3,522	3,477	1	3,460	2
Adjusted operating profit*	3,276	2,888	13	2,872	14
EEV operating profit*	6,138	6,070	1	6,052	1
Operating free surplus generation*	1,772	1,563	13	1,567	13
*Before restructuring costs

New business performance

Life EEV new business profit and APE new business sales (APE sales)

	Actual exchange rate						Constant exchange rate
	2019 $m		2018 $m		Change %		2018 $m		Change %
	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit
Hong Kong	2,016	2,042	2,266	2,309	(11)	(12)	2,268	2,310	(11)	(12)
China JV	590	262	403	199	46	32	386	190	53	38
Indonesia	390	227	315	163	24	39	316	163	23	39
Other life insurance markets	2,165	991	2,015	806	7	23	1,989	797	9	24
Total Asia	5,161	3,522	4,999	3,477	3	1	4,959	3,460	4	2
Total Asia excluding Hong Kong	3,145	1,480	2,733	1,168	15	27	2,691	1,150	17	29
Total new business margin		68%		70%				70%

Life insurance new business APE sales increased by 4 per cent to $5,161 million and related new business profit increased by 2 per cent with eight markets achieving double-digit growth in new business profit.

Lower levels of APE sales and new business profit in Hong Kong (down 11 and 12 per cent respectively) were more than offset by higher overall APE sales and new business profit in markets outside Hong Kong (up 17 and 29 per cent respectively). Our Asia ex-Hong Kong businesses accelerated strongly, as new APE sales growth steadily increased throughout the year, with 11 per cent growth in the first quarter rising to 26 per cent growth in the fourth quarter.

We continue to favour health and protection products due to their resilience to market cycles and superior margins. Collectively, such products achieved new business profit growth of more than 20 per cent outside Hong Kong and produced 67 per cent of our overall Asia new business profit in 2019. This also contributed to our high mix of regular premiums, which comprised 93 per cent of our APE sales in 2019.

Our partnerships also made encouraging progress last year. The bancassurance channel achieved APE sales growth of 14 per cent, with particularly strong performances in our China joint venture and Vietnam and 24 per cent growth from UOB following the renewal of the strategic partnership at the beginning of the year.

In Hong Kong, our domestic business was resilient with new product launches and focused management actions leading to an 8 per cent increase in local APE sales. This was supported by strong take-up of our new qualified deferred annuity product which accounted for 11 per cent of our Hong Kong APE sales since its launch on 1 April 2019 as well as our VHIS plans, both of which are eligible for tax incentives that were newly introduced by the government. Our Hong Kong life insurance business serves the health and savings needs of both domestic as well as visiting mainland Chinese consumers. The social unrest drove a decline in mainland Chinese visitors in the second half of 2019 inhibiting sales to this segment which led to a 41 per cent reduction in related APE sales compared with the second half of 2018, and to a 21 per cent reduction in APE sales over the year as a whole. Overall Hong Kong APE sales and new business profit were 11 and 12 per cent lower respectively.

In our China JV, APE sales were 53 per cent higher at $590 million. This growth reflects a strong performance by both our agency and bancassurance channels with the latter reflecting the success of our strategy to drive increased branch activation. Higher volumes helped deliver an increase in new business profit by 38 per cent.

In Indonesia, the benefits of a recent restructuring of our agency channel and successful new product launches supported a 23 per cent increase in APE sales and this growth accelerated to 41 per cent in the second half from 4 per cent in the first half. The 39 per cent increase in new business profit reflected the benefit of increased volumes, as well as operational improvements from new product launches in the year.

The broad-based performance of our other life insurance markets led to a 9 per cent increase in related new sales, with particularly strong growth in the Philippines (34 per cent higher), while shifting towards higher-margin health and protection products. The 24 per cent increase in new business profit contribution from our other life markets is driven by higher new sales volumes, favourable assumption changes and modelling enhancements.

EEV basis results
	Actual exchange rate			Constant exchange rate
	2019 $m	2018 $m	Change %	2018 $m	Change %
New business profit	3,522	3,477	1	3,460	2
Business in force	2,366	2,381	(1)	2,383	(1)
Operating profit from long-term business	5,888	5,858	1	5,843	1
Asset management	250	212	18	209	20
Operating profit from long-term business and asset management before restructuring costs	6,138	6,070	1	6,052	1
Restructuring costs	(31)	(25)	(24)	(24)	(29)
Non-operating profit (loss)	1,962	(1,235)	259	(1,232)	259
Profit for the year	8,069	4,810	68	4,796	68

Other movements	(842)	(1,681)
Net increase (decrease) in embedded value	7,227	3,129
Embedded value at 1 January	32,008	28,879
Embedded value at 31 December	39,235	32,008
% New business profit / closing embedded value	9%	11%
% Operating profit / closing embedded value	16%	19%

Asia EEV operating profit increased marginally compared with the prior period to $6,138 million (2018: $6,052 million1), driven by the 2 per cent increase in life new business profit, balanced by a 1 per cent reduction in the contribution from in-force life business.

The development of the in-force life result of $2,366 million (2018: $2,383 million1) reflects a 4 per cent reduction in the expected return, partly offset by higher, favourable operating assumption changes and experience development. Under our active EEV assumption framework, the lower expected return is a function of lower period end interest rates leading to lower period end risk discount rates. These lower risk discount rates are applied to the opening embedded value in this analysis, and result in a lower expected return compared with the prior period, only partly offset by a higher starting embedded value position. Operating assumption and experience developments were positive at $824 million (2018: $769 million1) and are driven by favourable persistency and mortality/morbidity effects among other factors, and again reflect the high quality of our in-force life business.

The asset management segment operating profit after tax increased by 20 per cent to $250 million (2018: $209 million1), which is discussed in more detail below.

Non-operating profit was $1,962 million (2018: $(1,232) million1), mainly reflecting higher than assumed equity and fixed income returns in the period, partly offset by the effect of lower period end interest rates leading to a reduction in future assumed investment returns, among other factors.

Overall Asia segment embedded value increased by 23 per cent to $39.2 billion (2018: $32.0 billion). Of this, $37.8 billion (2018: $31.0 billion) relates to the value of the long-term business. The remainder represents Asia asset management and goodwill which are carried at IFRS net asset value under the EEV framework.

Asia analysis of movement in free surplus13
	Actual exchange rate			Constant exchange rate
	2019 $m	2018 $m	Change %	2018 $m	Change %
Operating free surplus generated from in-force life business and asset management before restructuring costs	2,391	2,215	8	2,213	8
Investment in new business	(619)	(652)	5	(646)	4
Operating free surplus generated before restructuring costs	1,772	1,563	13	1,567	13
Restructuring costs	(31)	(25)	(24)	(24)	(29)
Operating free surplus generated	1,741	1,538	13	1,543	13
Non-operating (loss) profit	1,195	(525)
Net cash flows paid to parent company	(950)	(916)
Foreign exchange movements on foreign operations, timing differences and other items	(357)	(847)
Total movement in free surplus	1,629	(750)
Free surplus at 1 January	2,591	3,341
Free surplus at 31 December	4,220	2,591

Overall Asia operating free surplus generated14, after investment in new business, was $1,772 million, an increase of 13 per cent compared with the prior period, driven by higher in-force generation and a lower level of investment in new business. The 8 per cent increase in the in-force return reflects growth in the in-force life portfolio, favourable operating experience effects and strong growth in asset management earnings, which more than offsets less favourable economic effects. The level of investment in new business reduced by 4 per cent, despite higher new sales, and reflects the net impact of assumption changes and various country and business mix effects. In turn, this growth in operating free surplus generation supported an increased net cash remittance of $950 million for the year (2018: $916 million). Non-operating profit of $1,195 million mainly relates to the net effect of bond and equity gains across most Asia markets.

Local statutory capital

We maintained a resilient balance sheet with a robust shareholder LCSM surplus of $4.7 billion and coverage ratio of 253 per cent at 31 December 2019 (31 December 2018: $3.6 billion and 244 per cent) supported by our expertise in risk management and a conservative approach to credit risk. We seek to safeguard our business from market volatility through our strong focus on protection products and our prudent asset and liability management strategy, which continues to be well-matched by both currency and duration. This is demonstrated by the relatively low sensitivity of our new business profit and our embedded value to a wide range of capital market fluctuations.

IFRS earnings

Overall, Asia adjusted operating profit increased by 14 per cent to $3,276 million, with life insurance earnings up 14 per cent and asset management earnings up 18 per cent. Our Asia life insurance earnings growth is broad-based and at scale, reflecting the benefits of our focus on high quality recurring premium business and well diversified business portfolio. 86 per cent16 of our total life income (excluding other income described below) arises from insurance margin and fee income, again supporting stable profit progression across market cycles.

Overall, eight insurance markets reported double-digit growth, with five delivering growth of 20 per cent or more. Six markets delivered annual adjusted operating profit of above $200 million and three in the region of $500 million or higher. At a market level, highlights include Hong Kong (up 24 per cent) driven by the high quality of its in-force growth, China JV (up 20 per cent), Vietnam (up 20 per cent) and the Philippines (up 26 per cent). Adjusted operating profit in Indonesia of $540 million remains at a high level, but was 3 per cent below the prior period.

Profit margin analysis of Asia long-term insurance and asset management operations17

	Actual exchange rate				Constant exchange rate
	2019		2018		2018
		Margin		Margin		Margin
	$m	bps	$m	bps	$m	bps
Spread income	321	108	310	125	305	124
Fee income	286	105	280	106	277	106
With-profits	107	18	95	20	94	20
Insurance margin	2,244		1,978		1,966
Other income	3,229		2,982		2,962
Total life income	6,187		5,645		5,604
Expenses:
Acquisition costs	(2,156)	(42)%	(2,007)	(40)%	(1,991)	(40)%
Administration expenses	(1,437)	(252)	(1,374)	(269)	(1,359)	(268)
DAC adjustments	430		435		430
Share of related tax charges from joint ventures and associates	(31)		(53)		(51)
Long-term insurance business pre-tax adjusted operating profit	2,993		2,646		2,633
Eastspring	283		242		239
Adjusted operating profit from long-term business and asset management before restructuring costs	3,276		2,888		2,872
Tax charge	(436)		(411)		(408)
Adjusted operating profit after tax for the year before restructuring costs	2,840		2,477		2,464
Non-operating profit after tax	885		(662)		(665)
Profit for the year after tax before restructuring costs	3,725		1,815		1,799

Our earnings continue to be based on high-quality drivers. The overall 14 per cent growth in Asia life insurance adjusted operating profit to $2,993 million (2018: $2,633 million1) was driven principally by 14 per cent growth in insurance margin related revenues and reflects our ongoing focus on recurring premium health and protection products and the associated continued growth of our in-force business. Renewal premiums10, reflecting the long-term nature of our insurance business, grew 12 per cent.

Fee income increased by three per cent, broadly in line with the increase in average unit-linked liabilities, while spread income rose by five per cent given changes in product and geographical mix and lower interest rates in the period.

With-profits earnings relate principally to the shareholders' share in bonuses declared to policyholders. As these bonuses are typically weighted to the end of a contract, under IFRS, with-profit earnings consequently emerge only gradually over time. The 14 per cent growth in with-profits earnings reflects the ongoing growth in these portfolios.

Other income primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses. As such, the 9 per cent increase in margin on revenues largely reflects ongoing business growth and the associated continued growth in overall premiums received. Acquisition costs borne by shareholders increased by 8 per cent in relation to a 4 per cent increase in overall APE sales. The ratio of shareholder acquisition costs to shareholder related APE sales (excluding with-profits related sales) reduced to 66 per cent (2018: 69 per cent on an actual exchange rate) as a result of changes in product mix. Administration expenses, including renewal commissions, increased by 6 per cent reflecting ongoing business growth.

Asset Management

	Actual exchange rate
	2019 $m	2018 $m	Change %
Total external net flows	8,909	(2,118)	n/a

External funds under management ($bn)	124.7	77.8	60
Internal funds under management ($bn)	116.4	114.9	1
Total funds under management ($bn)	241.1	192.7	25

Analysis of adjusted operating profit
Retail operating income	392	336	17
Institutional operating income	244	230	6
Operating income before performance related fees	636	566	12
Performance-related fees	12	23	(48)
Operating income (net of commission)	648	589	10
Operating expense	(329)	(311)	(6)
Group's share of tax on joint ventures' adjusted operating profit	(36)	(36)	-
Adjusted operating profit	283	242	17
Adjusted operating profit post-tax	250	212	18

Average funds managed by Eastspring	$214.0bn	$186.3bn	15
Margin based on operating income	30bps	30bps	-
Cost/income ratio10	52%	55%	(3)ppts

Eastspring delivered a strong performance in 2019 reflecting positive operating momentum and the benefit of recent acquisitions. Overall funds under management of $241.1 billion and adjusted operating profit of $283 million, are at record levels.

The increase in external funds under management to $124.7 billion (2018: $77.8 billion) reflected $8.9 billion18 (2018: $(2.1) billion18) in positive third-party net flows, favourable market performance and $7.5 billion from the TFUND acquisition in December 2019. In addition, following the demerger of M&G plc, $26.7 billion of M&G related assets have been reclassified to external from internal funds under management.

Third party net inflows were positive in both retail and institutional products and across both equity and fixed income funds, reflecting the benefit of new products and mandates. Overall funds under management were also supported by continued positive internal net flows resulting in total funds under management of $241.1 billion at year end (2018: $192.7 billion on an actual exchange rate basis).

An increase in average funds managed by Eastspring of 15 per cent2 resulted in adjusted operating profit rising by 18 per cent (up 17 per cent on an actual exchange rate basis) to $283 million and growth in operating income of 10 per cent2. Disciplined cost management has led to an improvement in its cost-income ratio10 to 52 per cent (2018: 55 per cent on an actual exchange rate basis), with operating expenses increasing at a slower rate of 8 per cent (6 per cent on an actual exchange rate basis).

Return on segment equity

Asia return on closing IFRS shareholders' funds

	2019	2018
Operating return on closing shareholders' funds (%)	26	30
Total comprehensive return on closing shareholders' funds (%)	36	20

The benefit of our focus on profitable and capital efficient health and protection, with-profit and asset management businesses is evident in the attractive 26 per cent (2018: 30 per cent) return delivered on closing segment equity over 2019.

United States

Operational and financial highlights
The financial performance of the US business in the period reflects the impact of the execution of the first steps of its strategic diversification together with the varying financial effects of strong US equity market performance and lower interest rates in the period. We have decided to adopt early as at 31 December 2019 the new National Association of Insurance Commissioners (NAIC) capital rules related to variable annuities and have made consequential updates to our EEV basis results. All of the results below reflect the whole US segment, except for the discussion on local statutory capital which covers Jackson National Life only.

	2019 $m	2018 $m	Change %
New business profit	883	1,230	(28)
Adjusted operating profit*	3,070	2,563	20
EEV operating profit*	1,782	2,828	(37)
Jackson RBC ratio (%)	366	458	(92) ppts
*Before restructuring costs

New business performance

Life EEV new business profit and APE new business sales (APE sales)

	2019 $m	2018 $m	Change %
Variable annuities	1,270	1,443	(12)
Elite Access (variable annuity)	200	225	(11)
Fixed annuities	119	46	159
Fixed index annuities	382	33	1,058
Wholesale	252	312	(19)
Total APE sales	2,223	2,059	8
% APE variable annuities	66	81	(15)
% APE other products	34	19	15
Total new business profit	883	1,230	(28)
New business margin	40%	60%

Overall new US APE sales increased to $2,223 million (2018: $2,059 million), with the proportion of general account products (fixed annuities, fixed index annuities and wholesale business) at 34 per cent (2018: 19 per cent) of new sales reflecting our intention to diversify our product mix over time to balance the overall risk profile of Jackson better. This was supported by new product launches and additional distribution initiatives. New business profit was lower at $883 million (2018: $1,230 million). Of this $(347) million reduction, $(155) million is a result of lower interest rates and other changes in economic assumptions compared with the prior period. The remainder reflects the change in product mix and other assumption change impacts.

Movement in policyholder liabilities
	2019 $m		2018 $m
	Separate account liabilities	General account and other liabilities	Separate account liabilities	General account and other liabilities
At 1 January	163,301	73,079	176,578	67,905
Premiums	12,776	8,200	14,646	3,967
Surrenders	(12,767)	(4,575)	(11,746)	(4,465)
Maturities/deaths	(1,564)	(1,823)	(1,449)	(1,238)
Net flows	(1,555)	1,802	1,451	(1,736)
Addition for closed block of group pay-out annuities in the US	-	-	-	5,532
Transfers from general to separate account	951	(951)	708	(708)
Investment-related items and other movements	32,373	549	(15,436)	2,086
At 31 December	195,070	74,479	163,301	73,079

Overall US net flows were $0.2 billion over the year (2018: $(0.3) billion). Separate account net flows were negative at $(1.6) billion (2018: positive $1.5 billion), reflecting lower new sales of variable annuities in the period and expected higher levels of surrenders as the in-force book develops. Investment related movements reflect favourable investment performance driven by strong capital market returns. General account net flows were $1.8 billion (2018: $(1.7) billion), driven by higher new sales in the period. Total year-end policyholder liabilities were $269.5 billion (2018: $236.4 billion), with separate account liabilities at $195.1 billion and general account and other liabilities at $74.5 billion.

IFRS earnings

Profit margin analysis of US long-term insurance and asset management operations17

	2019		2018
		Margin		Margin
	$m	bps	$m	bps
Spread income	642	112	778	155
Fee income	3,292	182	3,265	183
Insurance margin	1,317		1,267
Other income	26		14
Total life income	5,277		5,324
Expenses:
Acquisition costs	(1,074)	(48)%	(1,013)	(49)%
Administration expenses	(1,675)	(68)	(1,607)	(69)
DAC adjustments	510		(152)
Long-term insurance business pre-tax adjusted operating profit	3,038		2,552
Asset management	32		11
Adjusted operating profit from long-term business and asset management before restructuring costs	3,070		2,563
Tax charge	(437)		(402)
Adjusted operating profit after tax for the year before restructuring costs	2,633		2,161
Non-operating profit after tax	(3,013)		(179)
(Loss) profit for the year after tax before restructuring costs	(380)		1,982

Adjusted operating profit

US long-term adjusted operating profit was $3,038 million (2018: $2,552 million), and reflects the benefit of favourable market-related DAC adjustments in the period compared with unfavourable DAC adjustments in the prior period.

Fee income was marginally higher compared with the prior period, with the benefit of a 2 per cent increase in average separate account balances largely offset by a modest decline in the average fee margin17.

Spread income declined to $642 million (2018: $778 million) reflecting the combination of lower core spread income and lower income derived from swaps held for duration management purposes. The development of the core spread income was driven by the effect of lower invested asset yields and the full consolidation of the assets acquired with the John Hancock transaction towards the end of 2018, resulting in a reduction in the spread margin to 112 basis points (2018: 155 basis points).

Insurance margin primarily represents income from variable annuity guarantees and profits from legacy life businesses. This increased by 4 per cent to $1,317 million (2018: $1,267 million) mainly as a result of higher income from variable annuity guarantees.

Acquisition costs increased by 6 per cent, broadly in line with the 8 per cent increase in new APE sales. Administrative expenses increased from $(1,607) million in 2018 to $(1,675) million in 2019, primarily as a result of higher asset-based commissions. Excluding these asset-based commissions, the resulting administration expense ratio would be 33 basis points (2018: 34 basis points).

DAC adjustments, being the cost deferred on sales in the period net of amortisation of amounts deferred previously, of $510 million (2018: $(152) million) were favourable compared with the prior period, in part due to higher sales in the period. Over 2019, strong capital market returns resulted in a separate account investment performance materially in excess of that assumed within the DAC mean reversion formula which led to a favourable DAC deceleration effect of $280 million (2018: unfavourable DAC acceleration effect of $(259) million).

Non-operating items

The non-operating result was negative $(3,795) million pre-tax (2018: negative $(241) million pre-tax) and contributed to a net loss after tax of $(380) million (2018: net income $1,982 million).

In the US, Jackson provides certain guarantees on its annuity products, the value of which would typically rise when equity markets fall and long-term interest rates decline. Jackson charges fees for these guarantees which are in turn used to purchase downside protection, in particular options and futures to mitigate the effect of equity market falls. Under IFRS, accounting for the movement in the valuation of these derivatives, which are all fair valued, is asymmetrical to the movement in guarantee liabilities, which are not fair valued in all cases. Jackson designs its hedge programme to protect the economics of the business from large movements in investment markets and accepts the variability in accounting results. Non-operating losses of $(3,795) million in the year mainly reflect the effect of lower interest rates on guarantee liabilities and the impact of higher equity markets on both guarantee liabilities and associated derivatives given that the S&P 500 index ended the year 28.9 per cent higher than at the start of the year. While the resulting negative mark-to-market movements on these hedging instruments are recorded in the current year, the related increases in fee income that arise from the higher asset values managed, will be recognised and reported in future years.

In addition to the effects seen above, falling interest rates resulted in gains of $2.7 billion being recognised outside the income statement on bonds held by Jackson's general account. In total, Jackson's segment shareholders' funds increased to $8,929 million (2018: $7,163 million).

EEV basis results
	2019 $m	2018 $m	Change %
New business profit	883	1,230	(28)
Business in force	874	1,594	(45)
Operating profit from long-term business	1,757	2,824	(38)
Asset management	25	4	525
Operating profit from long-term business and asset management before restructuring costs	1,782	2,828	(37)
Restructuring costs	(5)	(23)	78
Non-operating loss	(3,802)	(1,695)	(124)
Profit for the year	(2,025)	1,110	(282)

Other movements (including dividends)	(342)	(654)
Net increase (decrease) in embedded value	(2,367)	456
Embedded value at 1 January	18,709	18,253
Embedded value at 31 December	16,342	18,709
% New business profit / closing embedded value	5%	7%
% Operating profit / closing embedded value	11%	15%

EEV operating profit from the long-term business reduced to $1,757 million (2018: $2,824 million) reflecting lower new business profit in the period and a reduction in the level of expected return on business in force.

During 2019, following the implementation of the NAIC's changes to the US statutory reserve and capital framework, enhancements were made to the model used to allow for hedging within US statutory reporting. As a consequence, the Group has chosen to utilise the model for its EEV reporting to update its allowance for the long-term cost of hedging, resulting in a $(3,233) million reduction in Jackson's EEV at the start of the year.

The reduction in expected return from business in force reflects lower period end interest rates which reduce the expected unwind, and a lower starting balance of EEV shareholders' funds compared with the prior period. This is a function of weak equity markets in the fourth quarter of 2018, and the adoption of a new hedge model as discussed above.

The EEV non-operating loss of $(3,802) million mainly includes negative $(3,233) million from the adoption of the new hedging model (as discussed above), and negative $(1,201) million from economic effects, offset by positive $876 million from favourable investment movements.

The investment return variances are driven by the benefit of strong capital market performance in the period leading to separate account returns materially in excess of those assumed, more than offsetting hedging losses on instruments held for risk management purposes.

Economic assumption changes of $(1,201) million largely reflect the impact of lower interest rates in the period on the projected future fund growth rates for the variable annuity business. These projected lower growth rates reduce the expected growth in fund values for policyholders and hence the expected profitability for shareholders.

Overall segment embedded value ended the year at $16.3 billion (2018: $18.7 billion).

US analysis of movement in free surplus13

	2019 $m	2018 $m	Change %
Operating free surplus generated from in-force life business and asset management before restructuring costs and EEV hedge modelling enhancements	2,567	2,195	17
Investment in new business	(539)	(300)	(80)
Operating free surplus generated before restructuring costs and EEV hedge modelling enhancements	2,028	1,895	7
Restructuring costs	(5)	(23)	78
Operating free surplus generated before EEV hedge modelling enhancements	2,023	1,872	8
Impact of 2019 EEV hedge modelling enhancements	(903)	-	-
Operating free surplus generated	1,120	1,872	(40)
Non-operating (loss) profit	(1,763)	(1,124)
Net flows paid to parent company	(525)	(452)
Timing differences and other items	185	(144)
Total movement in free surplus	(983)	152
Free surplus at 1 January	2,760	2,608
Free surplus at 31 December	1,777	2,760

The US in-force business generated $2,567 million (2018: $2,195 million) prior to allowing for the change to the allowance for hedging costs discussed above. This included a $355 million benefit following the integration of the John Hancock business acquired in 2018. Offsetting this increase was a higher investment in new business (up 80 per cent to $(539) million). The increase in investment in new business to $(539) million (2018: $(300) million) is a function of a higher weight of general account new sales in the period.

Operating free surplus generated14 after allowing for the impact of changes to hedge modelling was $1,120 million.

Non-operating assumptions and variances related to free surplus development were $(1,763) million (2018: $(1,124) million) and reflect higher losses on hedge instruments compared with those assumed under the new basis. Circa $395 million of these hedge losses were incurred in managing the risk profile of the business as Jackson transitioned from the previous US statutory and reserving framework to the new framework following updates made by the NAIC which is further discussed below.

Local statutory capital - Jackson National Life (Jackson)

Jackson applies the US statutory reserve and capital framework required by the NAIC and adopted the NAIC's changes to this framework for variable annuities with effect from 31 December 2019. This new capital methodology incorporates a unified approach to reserving and required capital determination. In addition, with effect from 1 October 2019, Jackson chose not to renew its long-standing permitted practice to exclude unrealised gains on certain derivative instruments taken out to protect Jackson against declines in long-term interest rates.

After adopting this new regime, the surplus of available capital over required capital (set at 100 per cent of the Company Action Level) was $3,795 million. This equated to a risk-based capital ratio of 366 per cent (2018: 458 per cent using the previous NAIC framework). An analysis of the estimated movement in Jackson's risk-based capital position over 2019 is set out below. Jackson continues to remain within its existing risk appetite and expects the new capital regime to result in a more stable RBC ratio than under the previous regime, in low interest rate scenarios.

	Total available capital	Required capital	Surplus	Ratio
	$m	$m	$m	%
1 January 2019	5,519	1,204	4,315	458
Capital generation from new business written during 2019	119	263	(144)	(75)
Operating capital generation from business in force at 1 January 2019*	1,406	(125)	1,531	141
Operating capital generation	1,525	138	1,387	66
Adoption of NAIC reforms (see above)	279	137	142	(17)
Other non-operating movements, including market effects and removal of the permitted practice	(1,577)	(53)	(1,524)	(104)
Dividends paid	(525)	-	(525)	(37)
31 December 2019	5,221	1,426	3,795	366
*Includes operating experience variances and the impact of John Hancock

Over the period, statutory operating capital generation of $1.4 billion increased the RBC ratio by 66 percentage points, comprising 118 percentage points ($1.2 billion) from in-force capital generation, reduced by 75 percentage points ($(0.1) billion) for the capital strain of writing new business, and 23 percentage points ($0.3 billion) of one-off benefits related to the recent John Hancock acquisition. In line with the product diversification strategy previously outlined and Jackson's accelerated sales growth of fixed index and new fixed annuity products, the capital strain from selling non-VA products was 64 percentage points of the total 75 percentage points of new business strain.

Non-operating and other capital movements reduced the RBC ratio by 121 percentage points ($(1.4) billion) due to:
●    adoption of the new capital regime at 31 December 2019, resulting in a one-off reduction in the RBC ratio of 17 percentage points;
●    one-off hedge losses in respect of managing through the changeover to the new regime representing a 28 percentage point fall in the RBC ratio;
●    an increase in deferred tax assets not admitted as statutory capital, which reduced the RBC ratio by 26 percentage points, bringing the total non-admitted DTA to $0.9 billion at 31 December 2019. $0.5 billion of this non-admitted DTA balance relates to hedge losses incurred in 2019 which are required to be spread over three years for tax   purposes and so is expected to be carried forward to be deducted from Jackson's taxable income in the next two years; and
●    other non-operating items that reduced the RBC ratio by 50 percentage points, primarily representing variable annuity net hedge losses in the period given asymmetries between the statutory accounting basis and the economics hedged by Jackson.

During 2019 Jackson remitted $(525) million to Prudential, representing around half of Jackson's operating capital generation in the period (excluding John Hancock effects), which reduced the RBC ratio by 37 percentage points. As previously announced, from 2020 Jackson's remittances are expected to be more evenly spread over the calendar year than in prior periods.

In respect of the previously noted ongoing NAIC review of the C-1 bond factors in the required capital calculation, the expected implementation has been delayed to 2021 or thereafter. After adoption of the new capital regime, the estimated reduction in RBC ratio under the current proposal is circa 10 to 20 points.

Return on segment equity

US return on closing IFRS shareholders' funds.

	2019	2018
Operating return on closing shareholders' funds (%)	29	30
Total comprehensive return on closing shareholders' funds (%)	26	7

The US operating return on segment equity was 29 per cent (2018: 30 per cent). The total comprehensive return on segment equity, including non-operating and other comprehensive income movements, described above, was 26 per cent (2018: 7 per cent).

Notes
1    On a constant exchange rate basis.
2    On an actual exchange rate basis.
3    As compared with 2018 and before a planned $10 million increase in Africa costs as business grows.
4    Approximately half of the corporate expenditure is incurred in sterling and our assumptions forecast an exchange rate of £1=$1.2599.
5    From 1 January 2021.
6    Surplus over Group minimum capital requirement and estimated before allowing for second interim ordinary dividend. Shareholder business excludes the available capital and minimum requirement of participating business in Hong Kong, Singapore and Malaysia. Further information on the basis of calculation of the LCSM measure is contained in note I(i) of the Additional unaudited financial information.
7    Net cash remitted by business units are included in the holding company cash flow, which is disclosed in detail in note I(iii) of the Additional unaudited financial information. This comprises dividends and other transfers from business units that are reflective of emerging earnings and capital generation.
8    Using the relevant month-end spot rate.
9    Excluding profit for the year attributable to non-controlling interests.
10  See note II of the Additional unaudited financial information for definition and reconciliation to IFRS balances.
11  For EEV shareholders' value per share, see note II(x) of the Additional unaudited financial information.
12  See note I(iii) of the Additional unaudited financial information for the basis of calculation.
13  For insurance operations, operating free surplus generated represents amounts maturing from the in-force business during the period less investment in new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the period. Restructuring costs are presented separately from the operating business unit amount. Further information is set out in note 11 of the EEV basis results.
14  Operating free surplus generated before restructuring costs.
15  The pro forma dividend for 2019 of the $958 million represents the first interim ordinary dividend paid of $528 million (£428 million based on spot exchange rate at the payment date) plus the second interim ordinary dividend of $675 million (£510 million based on spot rate at 31 December 2019) less the contribution of remittances from the discontinued M&G plc business to the second interim ordinary dividend of $245 million (£185 million based on spot exchange rates at 31 December 2019).
16  Total insurance margin ($2,244 million) and fee income ($286 million) of $2,530 million divided by total life income excluding other income of $2,958 million (Comprised of total life income of $6,187 million less other income of $3,229 million).
17  For discussion on the basis of preparation of the sources of earnings in the table see note I(iv) of the Additional unaudited financial information.
18  Excludes Money Market Funds.

Group Chief Risk and Compliance Officer's report on the risks facing our business and how these are managed

Our Group Risk Framework and risk appetite have allowed us to control our risk exposure successfully throughout the year. Our governance, processes and controls enable us to deal with uncertainty effectively, which is critical to the achievement of our strategy of helping our customers achieve their long-term financial goals.

This section explains the main risks inherent in our business and how we manage those risks, with the aim of ensuring an appropriate risk profile is maintained.

1.     Introduction

Group structure
On 21 October 2019, just 18 months after announcing its intention to do so, the Group completed the demerger of M&G plc, marking the successful and controlled delivery of a complex and historic change to the business, in which the Risk function played a central role. An unsettled macroeconomic and geopolitical environment added to the challenges in completing a strategic initiative of this magnitude and to the key objective of delivering two distinct and strongly capitalised groups. Strong stewardship was provided by the Risk function through risk opinions, guidance and assurance on critical activity, as well as assessments and ongoing monitoring of external risks. At the same time, the function retained its focus on managing the risks of the ongoing business performing its defined role in providing risk management support and oversight, as well as objective challenge to ensure the Group remained within its risk appetite.

The Group welcomes the Hong Kong Insurance Authority (IA) as its new Group-wide supervisor and is transitioning to a new supervisory framework. A mature and well-embedded risk framework will enable the repositioned business to capture the opportunities in the growth markets in which it is now focused while operating with discipline.

The world economy
Economic growth worldwide slowed in 2019 driven by a contraction in global manufacturing, in particular in the Eurozone, UK and some Asian economies. Various factors contributed to this slowdown, including geopolitical tensions (in particular those around trade), steps taken in China to deleverage its financial system, and tightened financial conditions in the US during the first half of the year. Faced with the prospect of slowing economic growth and continued subdued inflation, the major central banks across North America, Europe and Asia implemented significant changes in monetary policy, deploying both conventional and non-conventional accommodation. The US Federal Reserve cut its benchmark federal funds rate by 75 basis points over 2019, while the ECB delivered a 10 basis point interest rate cut and announced a resumption of its quantitative easing programme in September. At the start of 2020, the prospects for global growth initially appeared to have improved with the signing of the 'Phase One' initial trade agreement by the US and China in January and signs that macroeconomic data was stabilising throughout the Eurozone and parts of Asia. Since then however, it is becoming increasingly evident that the coronavirus outbreak has impacted economic activity in Hong Kong and China with spill over to the rest of the global economy. This has prompted the world's major central banks to commit to measures to manage the potential economic effects and in early March 2020 the US Federal Reserve cut its benchmark federal funds rate by 50 basis points. This demonstrates the fragility of any improvement in the growth outlook, with geopolitical risks representing another source of potential disruption, including a resurfacing in trade tensions, a resumption of the protests in Hong Kong and, looking forward, political uncertainty that may arise from the US presidential election towards the end of 2020.

Financial markets
After a volatile 2018, which was marked by sharp falls in equity markets in the final quarter, 2019 saw a significant rebound with all major risk assets, particularly global equities, providing strong returns over the course of the year. Government bonds also saw good returns as yields declined significantly, with the US 10-year government bond yield falling by circa 80 basis points over the year. Corporate bonds performed similarly well, with credit spreads tightening and mirroring the strong equity returns observed. The year was largely characterised by relatively defensive investor sentiment and a preference for higher credit quality within asset classes. This positive performance was facilitated by the accommodative environment driven by the shift in monetary policy by major central banks, but came amid a deterioration in macroeconomic indicators, an increase in perceived US recession risk and the trade negotiations between the US and China which ebbed and flowed, all of which negatively impacted global risk sentiment. Political headlines and the monetary policy shift by central banks were the primary drivers of currency market movements during 2019, with the US-China trade negotiations and developments surrounding the UK's departure from the EU impacting the US dollar (in particular the USD-RMB rate) and UK pound respectively. Funding markets came under significant pressure in September when a sudden spike in repo rates was observed, prompting the US Federal Reserve to intervene and inject significant funding through a combination of permanent and temporary open market operations. Global financial markets remain highly susceptible to reversals in risk sentiment, as demonstrated in Q1 2020 with the coronavirus outbreak, which has increased market downside risks significantly.

(Geo)political landscape
The geopolitical landscape over 2019 continued to reflect a world in an unsettled state of transition. Some nations continue to face the challenge of reconciling the inter-connectedness of the global economy with heightened nationalistic sentiment. This has played out in international trade disputes, notably between the US and China during 2019. Increasing polarisation has become a driver of geopolitical risk, both between nations and within them. Populations appear to be increasingly active in voicing and acting collectively on their discontent. 2019 has been described as 'the year of the street protestor' with mass demonstrations having taken place across the world, including in Spain, France, Hong Kong, India and the Middle East over the course of the year and continuing into 2020. A weakening of civil order and domestic disruption are potential consequences, and this is testing the resilience of businesses and governments. As a global organisation, the Group has developed plans to mitigate business risks arising against this backdrop and engages with national bodies where it can in order to ensure its policyholders, employees and other key stakeholders are not adversely impacted.

Regulations
Prudential operates in highly regulated markets, and the nature and focus of regulation and laws remains fluid. A number of national and international regulatory developments are in progress, with a continuing focus on solvency and capital standards, conduct of business, systemic risks and macroprudential policy. Some of these changes will have a significant impact on the way that the Group operates, conducts business and manages its risks. These regulatory developments will continue to be monitored at a national and global level and form part of Prudential's engagement with government policy teams and regulators. In addition to the evolving regulatory landscape, and following the completion of the demerger in October, Prudential's Group-wide supervisor changed, with the Hong Kong IA assuming the role in October 2019. Constructive engagement continues on the Group-wide Supervision Framework (GWS) that will apply to the Group, which is expected to be finalised in 2020.

Societal developments
Increasingly, a strong sense of purpose for an enterprise is being seen as a driver of long-term profitability, and this is making companies evaluate their place in, and contribution to, society. The 'why and how' a business acts has become arguably at least as important as what it produces or the services that it provides. Similarly, understanding and managing the environmental, social and governance (ESG) implications of the Group's business is fundamental to Prudential's brand, reputation and ultimately long-term success. Ensuring high levels of transparency and responsiveness to stakeholders is a key aspect of this. Key social issues with implications for the Group include risks arising from demographic changes as well as those arising from privacy and data security requirements and expectations.

Recent changes in demographic, geographical and environmental factors have driven public health trends, such as obesity, and changed the nature, likelihood and impact of extreme events such as pandemics, with a consequential impact on Prudential's underwriting assumptions and product design. Given the unique set of variables associated with extreme events, past experience is not an indication of the likely impact or ability to deal with future occurrences. The coronavirus outbreak demonstrates the unpredictable nature of such events and the impact on the functioning of society, with consequential disruption to business operations, staff, customers and sales. The Group is actively managing this impact including assisting affected policyholders and staff in meeting their needs.

In support of increased social inclusion and to meet evolving customer needs, the Group is increasing its use of digital services, technologies and distribution methods for the products and services that it offers. This amplifies the risks to Prudential associated with regulations and expectations in relation to privacy and data security. These changes to the Group's use of technology and distribution models have broad implications, touching on Prudential's conduct of business, increasing the risks of technology and data being compromised or misused and potentially leading to new and unforeseen regulatory issues.

2.     Key internal, regulatory, economic and (geo)political events over the past 12 months

Q1 2019	Q2 2019	Q3 2019	Q4 2019 and Q1 2020
On 25 March, the Hong Kong IA and Prudential plc sign the Regulatory Letter specifying the supervisory framework immediately following the demerger of M&G plc. The Group has since agreed with the supervisor to apply the local capital summation method (LCSM) to determine Group regulatory capital requirements. The Hong Kong IA's Group-wide Supervision Framework is expected to be finalised in H2 2020.

In Indonesia, the Otoritas Jasa Keuangan (OJK) approves 'grandfathering' of Prudential's existing 94.6 per cent shareholding in PT. Prudential Life Assurance, our Indonesian subsidiary, with future capital injections not permitted to increase the percentage of foreign ownership.

In March, the Group announces further expansion in West Africa via the acquisition of a majority stake in Group Beneficial, a leading life insurer operating in Cameroon, Côte d'Ivoire and Togo. The acquisition completes in Q3.

Over Q1, signs continue of a moderation in US growth and a sharper slowdown in the rest of the world, with Europe's growth expectations dropping progressively throughout the quarter. China reports its lowest quarterly GDP growth rate in 30 years of 6.2 per cent. Central bank rhetoric starts to turn dovish, and this is one of the factors driving the S&P 500 to its best quarter since Q2 2009 (rising by 13.6 per cent), along with returning positive risk sentiment. Meanwhile, yields fall sharply in response to the softening economic outlook and dovish turn by central banks.

On 29 March, EIOPA releases a discussion paper on systemic risk and macroprudential policy in insurance, setting out its thinking on how this area should be addressed in the 2020 Solvency II review. The paper suggests a range of potential macroprudential tools and measures.

In February, in a summit in Hanoi, the US and North Korea fail to reach an agreement on nuclear disarmament and a lifting of US-led international sanctions. Donald Trump becomes the first sitting US president to enter North Korea in June as the two countries agree to resume talks, although these stall in Q4.

Prudential's Pulse app launches in April in Malaysia, providing affordable digital health and wellness services to consumers. In June, Prudential announces a strategic partnership with OVO to offer customers wellness, health and wealth products and services in Indonesia.

The Hong Kong IA issues its Guidelines on Enterprise Risk Management in July, setting out objectives and requirements on ERM and the Own Risk Solvency Assessment under Pillar 2 of its proposed RBC regime for solo entities.

In April, the PRA issues Supervisory Statement (SS 3/19) on 'enhancing banks and insurers' approaches to managing the financial risks from climate change' which outlines the regulatory expectations for financial services firms to assess impacts from climate change.

Suspension of the Woodford Equity Income Fund in June raises questions over the ability of the fund management industry to meet redemption requests, in particular for those funds heavily invested in illiquid assets.

Several key elections are held across Asia in the first and second quarters. Legislative elections take place in Thailand in March, with the outcome marking the country's return to civilian rule; in April the incumbent President Widodo wins the presidential election in Indonesia; and in May the legislative elections in India see a victory for Prime Minister Narendra Modi. The election results align broadly to consensus polls.

From June onwards and continuing over 2019, large-scale demonstrations take place in Hong Kong, sparked by an extradition bill proposed by the Hong Kong government.

Geopolitical tensions rise in the Middle East as Iran announces a step-up in its production of enriched uranium. This follows the US' withdrawal from the 2015 nuclear deal and its subsequent imposition of economic sanctions. Tensions ultimately spike at the start of 2020 when the US assassinates Iranian military leader Qassam Soleimani.

Central bank monetary policy becomes increasingly accommodative, contributing to a reversal in the weakness in risk assets. In August, following a record high in July, the S&P 500 corrects amid recession fears and trade tensions. The index continues to struggle in September but rebounds strongly over Q4.
Government bond yields decline significantly, with the 10-year US Treasury yield falling by circa 50 basis points to 1.5 per cent over August (representing a circa 120 basis points drop over the year), its lowest rate since 2017. In Japan and Europe, the volume of negative-yielding debt surges significantly.

Following the launch of ICS field-testing for 2019 in April, the Group submits its results to the IAIS on 31 July 2019. This is the last field-testing exercise prior to the finalisation of the ICS 2.0 specifications and the start of a five-year monitoring period in 2020.

In September, US President Donald Trump and Chinese President Xi Jinping agree to resume trade talks following earlier breakdowns in negations in May and August. Talks continue positively into Q4 culminating in the signing of a 'Phase One' trade deal between the two countries in January 2020.

On 21 October 2019, M&G plc's shares begin trading on the London Stock Exchange, marking the successful completion of its demerger from the Prudential Group. The Hong Kong IA formally assumes its role as Group-wide supervisor for Prudential plc.

Eastspring successfully completes the acquisition of 50.1 per cent of Thanachart Fund, which manages $7.5 billion of mutual funds in Thailand, for circa $142 million, with an option to increase its ownership to 100 per cent in future. The acquisition makes Eastspring the fourth-largest asset manager in Thailand.

The broader economic cycle continues to deteriorate. US domestic data begins to show economic weakness in November. Despite this, equity markets reach new all-time highs over the quarter, supported by continued application of accommodative monetary policy by central banks.

In September, the ECB delivers a package of easing measures, including a renewal of quantitative easing. Following this, the US Federal Reserve lowers its benchmark federal funds target rate for the third time in four months in October. Central banks in China and other emerging markets turn more dovish amid continued weakness in economic data.

The 26th Annual Conference of the IAIS takes place in Abu Dhabi on 14 and 15 November, and it is agreed that the ICS project will move from Field Testing into the Monitoring Period phase and ICS v2.0 is released. The Holistic Framework (HF) for systemic risk is endorsed by the FSB at the conference for implementation by the IAIS in 2020. The FSB also confirms that G-SII designations will be suspended until its review in 2022, although a number of the previous G-SII requirements are included either into the Insurance Core Principles or the ComFrame.

Following the East Asia Summit in Bangkok in November, 15 of the 16 negotiating participants agree to sign up to the Regional Comprehensive Economic Partnership (RCEP), most likely in Q1 2020, with India deciding not to participate.

Hong Kong enters technical recession in Q3, with its economy shrinking by 2.9 per cent overall over 2019, as the protests, which peak in violence during November, impact the territory's economy. On 27 November, the US president signs the Hong Kong Human Rights and Democracy Act into law, requiring annual reviews of Hong Kong's special trade status under US law, as well as sanctions against any official deemed responsible for human rights abuses or for undermining the city's autonomy.

The National Association of Insurance Commissioners (NAIC) implements changes to the US statutory reserve and capital framework for variable annuities, effective from 1 January 2020. Jackson chooses to early adopt the changes at 31 December 2019 for US statutory reporting.

In December, cases of what appear to be viral pneumonia are reported in Wuhan, China. In January 2020, the virus is identified as a novel coronavirus (the resulting disease has since been named COVID-19) and over Q1 2020 thousands of cases are reported with the virus proceeding to spread to countries across Asia and the world. Prudential Corporation Asia rolls out Asia-wide initiatives and a campaign to support customers and staff.

Following its launch, downloads of Pulse by Prudential exceed one million in February 2020. The digital health platform is now one of the most popular health and wellness apps offered by an insurer in the region.

3.     Managing the risks in implementing our strategy

This section provides an overview of the Group's strategy, the significant risks arising from the delivery of this strategy and current risk management focus. The risks outlined below, which are not exhaustive, are discussed in more detail in sections 5 and 6.

Our strategy	Significant risks arising from the delivery of the strategy	Risk management focus

Group-wide
Our strategy is to capture the long-term structural opportunities for our markets and geographies, while operating with discipline and seeking to enhance our capabilities through innovation to deliver high-quality resilient outcomes for our customers.

● Transformation risks around key change programmes, including those related to the Group's digital strategy
●   Continuing the focus on, and ensuring consistency in transformation risk management across the Group's business units.
●   Provision of independent risk assurance, challenge and advice on first line programme risk identification and assessments.

● Group-wide regulatory risks
●   Engagement with national governments, regulators and industry groups on macroprudential and systemic risk-related regulatory initiatives, international capital standards, and other initiatives with Group-wide impacts.
●   Engagement with the Hong Kong IA on, and implementation of, the Group-wide Supervision Framework, which is expected to be finalised in H2 2020.

● Information security and data privacy risks
●   Continuing the implementation of the Group-wide organisational structure and governance model for cyber security management.
●   Focus on compliance with applicable privacy laws across the Group and the appropriate use of customer data.

● Business disruption and third-party risks
●   Continued application of the Group's global business continuity management, with an enhanced focus on operational resilience as it relates to customer outcomes.
●   Applying the distinct oversight and risk management required over the Group's third parties, including its strategic partnerships for product distribution, non-traditional services and processing activities.

	● Conduct risk	● Continuing the enhancement of the Group-wide customer conduct risk management framework building on the Group's existing customer commitments policy.

Asia Serving the protection and investment needs of the growing middle class in Asia.	● Financial risks
●    Maintaining, and enhancing where necessary, risk limits and implementing business initiatives to manage financial risks, including asset allocation, bonus revisions, product repricing and reinsurance where required.

● Persistency risk
●     Implementation of business initiatives to manage persistency risk, including additional payment methods, enhancing customer experience, revisions to product design and incentive structures. Ongoing experience monitoring.

	● Morbidity risk	● Implementation of business initiatives to manage morbidity risk, including product repricing where required. Ongoing experience monitoring.
United States Providing asset accumulation and retirement income products to US retirees.	● Financial risks	● Maintaining, and enhancing where necessary, risk limits, hedging strategies, modelling tools and risk oversight appropriate to Jackson's product mix.
	● Policyholder behaviour risk	● Continued monitoring of policyholder behaviour experience and review of assumptions.
Africa Offering products to new customers in Africa, one of the fastest-growing regions in the world.
   ●            The Group continues to increase its focus on Prudential Africa's most significant risks, being those related to physical and information security and financial crime, as its presence there expands and grows in materiality.

4.     Risk governance

a      System of governance
Appropriately managed risks allow Prudential to take business opportunities and enable the growth of its business. Effective risk management is therefore fundamental in the execution of the Group's business strategy. Prudential's approach to risk management must be both well embedded and rigorous, closely aligned to the Group's key stakeholders and operate across the entire group. As the economic and political environment in which we operate changes, it should also be sufficiently broad and dynamic to respond to these changes.

Prudential has in place a system of governance that promotes and embeds a clear ownership of risk, processes that link risk management to business objectives and a proactive Board and senior management providing oversight of risks. Mechanisms and methodologies to review, discuss and communicate risks are in place together with risk policies and standards to ensure risks are identified, measured, managed, monitored and reported.

How 'risk' is defined
Prudential defines 'risk' as the uncertainty that is faced in implementing the Group's strategies and achieving its objectives successfully, and includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of the Group. Accordingly, material risks will be retained selectively when it is considered that there is value in doing so, and where it is consistent with the Group's risk appetite and philosophy towards risk-taking.

How risk is managed
Risk management is embedded across the Group through the Group Risk Framework, which is owned by the Board and details Prudential's risk governance, risk management processes and risk appetite. The Group's risk governance arrangements are based on the concept of the 'three lines of defence' model, comprising risk taking and management, risk control and oversight, and independent assurance and has been developed to monitor the risks to our business. The aggregate Group exposure to its key risk drivers is monitored and managed by the Group Risk function which is responsible for reviewing, assessing, providing oversight and reporting on the Group's risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.

In 2019, the Group reviewed and updated its policies and processes for alignment with the requirements of its new Group-wide supervisor. The frameworks relating to oversight of transformation risk and model risk were further embedded and the Group focused on development of a Group-wide customer conduct risk framework, building on its existing customer commitments policy.

The following section provides more detail on our risk governance, risk culture and risk management process.

b      Group Risk Framework

i.      Risk governance and culture
Prudential's risk governance comprises the Board organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that the Group Head Office and the business units establish to make decisions and control their activities on risk-related matters. It includes individuals, Group-wide functions and committees involved in overseeing and managing risk.

The risk governance structure is led by the Group Risk Committee, supported by independent non-executive directors on risk committees of the Group's main subsidiaries. These committees monitor the development of the Group Risk Framework, which includes risk appetite, limits, and policies, as well as risk culture.

The Group Risk Committee reviews the Group Risk Framework and recommends to the Board any changes required to ensure that it remains effective in identifying and managing the risks faced by the Group. A number of core risk policies and standards support the Framework to ensure that risks to the Group are identified, assessed, managed and reported. In addition, a set of policies owned by other Group functions support the effective implementation of the Group Risk Framework.

Culture is a strategic priority of the Board, which recognises its importance in the way that the Group does business. Risk culture is a subset of Prudential's broader organisational culture, which shapes the organisation-wide values that we use to prioritise risk management behaviours and practices.

Risk culture forms part of the Group Risk Framework and the Group works to promote a responsible risk culture in the following ways:
●     Senior management in business units promote a responsible culture of risk management by emphasising the importance of balancing risk with profitability and growth in decision-making. This balance is included in the performance evaluation of key individuals, including both senior management and those directly responsible for risk management;
●     The Group works to build skills and capabilities in risk management, which are needed by both senior management and risk management specialists, while attempting to allocate scarce resources appropriately; and
●     Employees understand and care about their role in managing risk - they are aware of and discuss risk openly as part of the way they perform their role.

The Group Risk Committee also has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

Prudential's Group Code of Business Conduct and Group Governance Manual include a series of guiding principles that govern the day-to-day conduct of all its people and any organisations acting on its behalf. This is supported by specific risk-related policies which require that the Group act in a responsible manner. These include, but are not limited to, policies related to financial crime covering anti-money laundering, financial crime and anti-bribery and corruption. The Group's third-party supply policy ensures that human rights and modern slavery considerations are embedded across all of its supplier and supply chain arrangements. Embedded procedures to allow individuals to speak out safely and anonymously against unethical behaviour and conduct are also in place.

The ESG Executive Committee is focused on the holistic assessment of ESG matters material to the Group, raising matters for Board decision-making and overseeing the implementation of resulting decisions, supporting the sustainable delivery of the Group's strategy. It reports to the Board through the Group Nomination and Governance Committee which comprises the Group's Chairman, the Senior Independent Director, and the chairs of the Audit, Remuneration and Risk committees and is regularly attended by the Group Chief Executive.

ii.     The risk management cycle
The risk management cycle comprises processes to identify, measure and assess, manage and control, and monitor and report on our risks.

Risk identification
Group-wide risk identification takes place throughout the year as the Group's businesses undertake a comprehensive bottom-up process to identify, assess and document its risks. This concludes with an annual top-down identification of the Group's principal risks, which considers those risks that have the greatest potential to impact the Group's operating results and financial condition and is used to inform risk reporting to the risk committees and the Board for the year.

Our risk identification process also includes the Group's Own Risk and Solvency Assessment (ORSA) and horizon-scanning performed as part of our emerging risk management process. In addition to risk identification, the ORSA is also the ongoing process of assessing, controlling, monitoring and reporting the risks to which the business is exposed. It includes an assessment of capital adequacy to ensure that the Group's solvency needs are met at all times as well as quantitative and qualitative assessments of the Group's risk profile and solvency needs on a forward-looking basis, incorporating the Group's strategy and business plan. The Group's regular ORSA report was produced in H1 2019, with an additional ORSA report produced in October 2019 in anticipation of the completion of the demerger of M&G plc which included a forward-looking assessment of the post demerger Group's capital and liquidity position under a range of stresses and scenarios.

In accordance with provision 28 of the UK Corporate Governance Code, a process is in place to support Group-wide identification of the company's emerging and principal risks and this combines both top-down and bottom-up views of risks at the level of the Group and its business units. The Board performs a robust assessment and analysis of these principal and emerging risks facing the company through the risk identification process, the Group ORSA report and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated, which supports decision-making.

Stress and scenario testing, which includes reverse stress testing requiring the Group to ascertain the point of business model failure, is another tool that helps us to identify the key risks and scenarios that may have a material impact on the Group.

The risk profile is a key output from the risk identification and risk measurement processes and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The Group's annual set of principal risks is given enhanced management and reporting focus.

Risk measurement and assessment
All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks, which are material and mitigated by holding capital, are modelled in the Group's internal model, which is used to determine economic capital requirements. Governance arrangements are in place to support the internal model, including independent validation and processes and controls around model changes and limitations.

Risk management and control
The control procedures and systems established within the Group are designed to manage the risk of failing to meet business objectives. These focus on aligning the levels of risk-taking with the Group's strategy and can only provide reasonable, and not absolute, assurance against material misstatement or loss.

Risk management and control requirements are set out in the Group risk policies, and form part of the holistic risk management approach under the Group's ORSA process. These risk policies define:

●            The Group's risk appetite in respect of material risks, and the framework under which the Group's exposure to those risks is limited;
●            The processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way; and
●            The flows of management information required to support the measurement and management of the Group's material risks.

The methods and risk management tools that the Group employs to mitigate each of its major categories of risks are detailed in the further risk information section below.

Risk monitoring and reporting
The identification of the Group's key risks informs the management information received by the Group risk committees and the Board. Risk reporting of key exposures against appetite is also included, as well as ongoing developments in the Group's principal and emerging risks.

iii.    Risk appetite, limits and triggers
The Group recognises that interests of its customers and shareholders and a managed acceptance of risk lies at the heart of its business, and that effective risk management capabilities represent a key source of competitive advantage. The extent to which Prudential is willing to take risk in the pursuit of its business strategy and objective to create shareholder value is defined by a number of qualitative and quantitative expressions of risk appetite, operationalised through measures such as limits, triggers and indicators. The Group Risk function is responsible for reviewing the scope and operation of these risk appetite measures at least annually to determine that they remain relevant. The Board approves all changes made to the Group's aggregate risk appetite and has delegated authority to the Group Risk Committee to approve changes to the system of limits, triggers and indicators.

Group risk appetite is defined and monitored in aggregate for financial and non-financial risks by the setting of objectives for its liquidity, capital requirements and non-financial risk exposure. Further detail is included in sections 5 and 6, as well as covering risks to shareholders, including those from participating and third-party business. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide further constraint and defined points for escalation.

Capital requirements
Limits on capital requirements aim to ensure that the Group maintains sufficient capital such that in business-as-usual and stressed conditions it exceeds its internal economic capital requirements, achieves its desired target rating to meet its business objectives, and supervisory intervention is avoided. The two measures currently in use at the Group level are the regulatory local capital summation method (LCSM) capital requirements (both minimum and prescribed levels) and internal economic capital (ECap) requirements. In addition, capital requirements are monitored on local statutory bases.

The Group Risk Committee is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Group Risk function, which uses submissions from local business units to calculate the Group's aggregated position relative to the aggregate risk limits.

Liquidity
The objective of the Group's liquidity risk appetite is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business-as-usual and stressed scenarios. Risk appetite with respect to liquidity risk is measured using a liquidity coverage ratio (LCR) which considers the sources of liquidity against liquidity requirements under stress scenarios.

Non-financial risks
The Group is exposed to non-financial risks as an outcome of its chosen business activities and strategy. It aims to manage these risks effectively to maintain its operational resilience and its commitments to customers, and to avoid material adverse impact on its reputation.

5.     Summary risks
Broadly, the risks assumed across the Group can be categorised as those relating to its financial situation, its business and industry, regulatory and legal compliance and those relating to ESG. Principal risks, whether materialising within the Group or at third parties on which the Group relies, may have a financial impact and could also impact the performance of products or services provided to customers and distributors, and its ability to fulfil commitments to customers, giving rise to potential risks to its brand and reputation. These risks, which are not exhaustive, are summarised below. The materiality of these risks, whether material at the level of the Group or its business units, is also indicated. Further information on some of these risks and the risk management and mitigation in place are included in section 6. The Group's disclosures covering risk factors are aligned to the same categories and can be found at the end of this document.

Risks to the Group's financial situation (including those from the external macroeconomic and geopolitical environment)
The global economic and geopolitical environment may impact on the Group directly by affecting trends in financial markets and asset values, as well driving short-term volatility.
Risks in this category include the market risks to our investments, the credit quality of our investment portfolio as well as liquidity risk.

●     Global economic conditions
Changes in global economic conditions can impact Prudential directly; for example, by leading to reduced investment returns and fund performance and liquidity, and increasing the cost of promises (guarantees) that have been made to our customers. Changes in economic conditions can also have an indirect impact on the Group; for example, leading to a decrease in the propensity for people to save and buy Prudential's products, as well as changing prevailing political attitudes towards regulation. This is a risk which is considered material at the level of the Group.

●     Geopolitical risk
The geopolitical environment can directly impact on the Group in a wide range of ways. Financial markets and economic sentiment have been highly susceptible to geopolitical developments in recent years, with implications for the Group's financial situation. Geopolitical tensions can result in mass civil protests and/or disobedience as well as the imposition of restrictive regulatory and trading requirements by governments and regimes; increasing operational, business disruption and regulatory risks, and potentially impacting sales directly. Developments in the Hong Kong protests and the recent COVID-19 outbreak across Asia are being closely monitored by the Group and plans have been enacted to ensure that any potential impact to the business, our employees and customers are managed within our existing business resilience processes.

●     Market risks to our investments
This is the potential for reduced value of Prudential's investments resulting from the volatility of asset prices, driven by fluctuations in equity prices, interest rates, foreign exchange rates and property prices.
In the Asia business, the main market risks arise from the value of fees from its fee-earning products as well as from the guarantees of some non-linked products. In the US, Jackson's fixed and variable annuity books are exposed to a variety of market risks due to the assets backing these policies.
Interest rates remain low relative to historical levels and a persistently low interest rate environment poses challenges to both the capital position of life insurers as well as to new business profitability.

●      Liquidity risk
This is the risk of not having sufficient liquid assets to meet obligations as they fall due, and the Group looks at this under both normal and stressed conditions. This is a risk which is considered material at the level of the Group.

●     Credit risk
The Group's asset portfolio gives rise to invested credit risk, being the potential for a reduction in the value of Prudential's investments driven by the lowering of credit quality and likelihood of defaults. The assets backing the Jackson general account portfolio and the Asia shareholder business means credit risk is considered a material risk for the Group's business units.
The Group is also exposed to counterparty default risk through activities such as reinsurance and derivative hedging as well as the operational management of cash.

Risks from the nature of our business and our industry
These include the Group's non-financial risks (including operational and financial crime risk), transformation risks from significant change activity and the insurance risks assumed by the Group in providing its products.

●     Transformation risk
This is the risk arising from the design and execution of a material and complex change initiative, or a combination of initiatives.
A number of significant change programmes are currently in progress that effect both the Group's strategic vision, enable its future compliance with impending regulatory changes and to maintain the Group's market competitiveness. The breadth of these activities, and their consequences, including the reputational impact, to the Group should they fail to meet their objectives, mean that this risk remains material at the level of the Group.

●     Non-financial risks
A combination of the complexity of the Group, its activities and the extent of transformation in progress creates a challenging operating environment.
Operational risk is the risk of loss or unintended gain from inadequate or failed processes, personnel, systems and external events, and can arise through business transformation, introducing new products, new technologies, and entering into new markets and geographies. Implementing the business strategy and processes for ensuring regulatory compliance (including those relating to the conduct of its business) requires interconnected change initiatives across the Group, the pace of which introduces further complexity. The Group's outsourcing and third-party relationships introduce their own distinct risks. Such operational risks, if they materialise, could result in financial loss and/or reputational damage. These risks are considered to be material at the level of the Group.
Business disruption risks may impact on Prudential's ability to meet its key objectives, ensure continuity of services to customers, and protect its brand and reputation. The Group's business resilience is a core part of a well-embedded business continuity management programme, which contributes to the wider operational resilience of the Group.
Information security and data privacy risks are significant considerations for Prudential and the cyber security threat continues to evolve globally in sophistication and potential significance. This includes the risk of malicious attack on its systems, network disruption and risks relating to data security, integrity, privacy and misuse. The scale of the Group's IT infrastructure and network (and the services required to monitor and manage it), stakeholder expectations and high-profile cyber security and data misuse incidents across industries mean that these risks are considered material at the level of the Group.
Prudential and the insurance industry are making increasing use of emerging technological tools and digital services, or forming partnerships with third parties that provide these capabilities. While this provides new opportunities, opening up markets, improving insights and increasing scalability, it also comes with additional risks which are managed within the Group's existing governance and risk management processes, including additional operational risks and increased risks around data security and misuse. Automated digital distribution channels increase the criticality of system and process resilience in order to deliver uninterrupted service to customers.
As with all financial services firms, the nature of the Group's business and its operations means that it is exposed to financial crime risks such as those relating to money laundering, fraud, sanctions compliance and bribery and corruption.

●     Insurance risks
The nature of the products offered by Prudential exposes it to insurance risks, which form a significant part of the overall Group risk profile.

The insurance risks that the business is exposed to by virtue of its products include persistency risk (customers lapsing their policies at different levels than expected, and a type of policyholder behaviour risk); mortality risk (higher number of policyholders with life protection dying than expected); morbidity risk (more policyholders with health protection becoming ill than expected) and longevity risk (policyholders living longer than expected). The medical insurance business in Asia is also exposed to medical inflation risk (the increasing cost of medical treatments being higher than expected).

The pricing of Prudential's products requires it to make a number of assumptions, and deviations from these may impact its reported profitability and capital position. Across its business units, some insurance risks are more material than others.

Persistency and morbidity risks are among the most material insurance risks for the Asia business given the focus on health and protection products in the region.

The Jackson business is most exposed to policyholder behaviour risk, including persistency, which impacts the profitability of the variable annuity business and is influenced by market performance and the value of policy guarantees.

●     Conduct risk
Prudential's conduct of business, especially the design and distribution of its products is crucial in ensuring that the Group's commitment to meeting customers' needs and expectations are met. The Group's conduct risk framework is owned by the first line which reflects management focus on achieving good customer outcomes.

Risks related to regulatory and legal compliance
These include risks associated with prospective regulatory and legal changes and compliance with existing regulations and laws - including their retrospective application - with which the Group must comply with in the conduct of its business.

Prudential operates under the ever-evolving requirements set out by diverse regulatory, legal and tax regimes. The increasing shift towards macroprudential regulation and the number of regulatory changes underway across Asia and US (in particular focusing on capital requirements and consumer protection) are key areas of focus. Regulatory reforms can have a material impact on Prudential's businesses. From 21 October 2019, Prudential's Group-wide supervisor changed to the Hong Kong IA. As a result, the Group is now applying the local capital summation method (LCSM) to determine Group regulatory capital requirements (both minimum and prescribed levels). The Hong Kong IA's Group-wide Supervision (GWS) Framework is expected to be finalised in the second half of 2020.
As the industry's use of emerging technological tools and digital services increases, this is likely to lead to new and unforeseen regulatory issues. The Group is monitoring the regulatory developments and standards emerging around the governance and ethical use of technology and data.

The Group's ESG-related risks
These include environmental risks associated with climate change (including physical and transition risks), social risks that arise from the diverse people and communities that the Group interacts with and governance-related risks.

As a Group, responding effectively to those material risks with ESG implications is crucial in maintaining Prudential's brand and reputation, and in turn its financial performance and delivery of its long-term strategy.
These include the environmental risks associated with climate change and the impact of this on the business, such as the physical impacts on the Group's operational resilience, underwriting assumptions and claims profile, as well as the impact to long-term asset valuations resulting from the transition to a low carbon economy. Social risks affecting Prudential may arise from public health and demographic changes (such as increasing obesity and urbanisation), which may impact on product claims profiles. Social risks may also arise from a failure to consider the rights, diversity, well-being, and interests of people and communities in which the Group, or its third-parties, operates. This includes the responsibilities the Group assumes as a responsible employer. Governance risks may arise from a failure to maintain high standards of corporate governance (including committee independence and diversity) senior management behaviours and oversight of key risks.

Policies and procedures to support how the Group operates in relation to certain ESG issues are included in the Group Governance Manual. Further information on how Prudential addresses material risks associated with ESG themes are included in the ESG Summary.

6.     Further risk information

In reading the sections below, it is useful to understand that there are some risks that Prudential's policyholders assume by virtue of the nature of their products, and some risks that the Company and its shareholders assume. Examples of the latter include those risks arising from assets held directly by and for the Company or the risk that policyholder funds are exhausted. This report is focused mainly on risks to the shareholder but will include those which arise indirectly through our policyholder exposures.

6.1  Risks to the Group's financial situation, including those from the external macroeconomic and geopolitical environment

a.     Market risk

The main drivers of market risk in the Group are:
●     Investment risk, which arises on our holdings of equity and property investments, the prices of which can change depending on market conditions. The main investment risk exposure arises from the portion of the profits from the Hong Kong with-profits funds which the shareholders are entitled to receive; the value of the future fees from the fee-earning products in the Asia business; and from the asset returns backing Jackson's variable annuities business;
●     Interest rate risk, which is driven by the valuation of Prudential's assets (particularly the bonds that it invests in) and liabilities, which are dependent on market interest rates and exposes it to the risk of those moving in a way that is detrimental. The Group's interest rate risk is driven by Jackson's fixed annuity business, the cost of guarantees in its fixed index and variable annuity business, and the guarantees of some non-unit-linked investment savings products in Asia. The impact of lower interest rates also manifests through reduced solvency levels in some of the Asian businesses as well as reduced new business profitability; and
●     Foreign exchange risk, through translation of its profits and assets and liabilities denominated in various currencies, given the geographical diversity of the business.

The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

The Group's market risks are managed and mitigated by the following:
●       The Group market risk policy;
●       The Group Asset Liability Committee - a first-line risk management advisory committee to the Group Chief Executive Officer which supports the identification, assessment and management of key financial risks significant to the achievement of the Group's business objectives;
●       Risk appetite statements, limits and triggers;
●       Our asset and liability management programmes which include management actions such as asset allocation, bonus revisions, repricing and the use of reinsurance where appropriate;
●       Hedging derivatives, including equity options and futures, interest rate swaps and swaptions and currency forwards;
●       The monitoring and oversight of market risks through the regular reporting of management information; and
●       Regular deep dive assessments.

Equity and property investment risk
In Asia, the shareholder exposure to equity price movements results from unit-linked products, where fee income is linked to the market value of the funds under management. Further exposure arises from with-profits businesses where bonuses declared are based broadly on historical and current rates of return from the Asia business's investment portfolios, which include equities.

In Jackson, investment risk arises from the assets backing customer policies. Equity risk is driven by the variable annuity business, where the assets are invested in both equities and bonds and the main risk to the shareholder comes from providing the guaranteed benefits offered. The exposure to this is primarily controlled by using a derivative hedging programme, as well as through the use of reinsurance to pass on the risk to third-party reinsurers.

While accepting the equity exposure that arises on future fees, the Group has limited appetite for exposures to equity price movements to remain unhedged or for volatility within policyholder guarantees after taking into account any natural offsets and buffers within the business.

Interest rate risk
Some products that Prudential offers are sensitive to movements in interest rates. As part of the Group's ongoing management of this risk, a number of mitigating actions to the in-force business have been taken, as well as repricing and restructuring new business offerings in response to recent relatively low interest rates. Nevertheless, some sensitivity to interest rate movements is still retained.

The Group's appetite for interest rate risk is limited to where assets and liabilities can be tightly matched and where liquid assets or derivatives exist to cover interest rate exposures.

In Asia, our exposure to interest rate risk arises from the guarantees of some non-unit-linked investment savings products, including the Hong Kong with-profits and non-profit business. This exposure exists because of the potential for an asset and liability mismatch, where long-dated liabilities and guarantees are backed by short-dated assets, which cannot be eliminated but is monitored and managed through local risk and asset liability management committees against risk appetite aligned with the Group's limit framework.

Jackson is affected by interest rate movements to its fixed annuity book where the assets are primarily invested in bonds and shareholder exposure comes from the mismatch between these assets and the guaranteed rates that are offered to policyholders. Interest rate risk results from the cost of guarantees in the variable annuity and fixed index annuity business, which may increase when interest rates fall. The level of sales of variable annuity products with guaranteed living benefits is actively monitored, and the risk limits we have in place help to ensure we are comfortable with the level of interest rate and market risks incurred as a result. Derivatives are also used to provide some protection.

Foreign exchange risk
The geographical diversity of Prudential's businesses means that it has some exposure to the risk of foreign exchange rate fluctuations. Some entities within the Group that write policies, invest in assets or enter into other transactions in local currencies or currencies not linked to the US dollar. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group financial statements when results are reported in US dollars. This risk is accepted within our appetite for foreign exchange risk.

In cases where a non-US dollar denominated surplus arises in an operation which is to be used to support Group capital, or where a significant cash payment is due from a subsidiary to the Group, this currency exposure may be hedged where it is believed to be favourable economically to do so. Further, the Group generally does not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside the countries in which it operates, but it does have some appetite for this on fee income and on non-sterling investments within the with-profits fund. Where foreign exchange risk arises outside appetite, currency swaps and other derivatives are used to manage the exposure.

b.     Credit risk

Prudential invests in bonds that provide a regular, fixed amount of interest income (fixed income assets) in order to match the payments needed to policyholders. It also enters into reinsurance and derivative contracts with third parties to mitigate various types of risk, as well as holding cash deposits at certain banks. As a result, it is exposed to credit risk and counterparty risk across its business.

Credit risk is the potential for reduction in the value of investments which results from the perceived level of risk of an investment issuer being unable to meet its obligations (defaulting). Counterparty risk is a type of credit risk and relates to the risk of the counterparty to any contract we enter into being unable to meet their obligations causing us to suffer loss.

The Group has some appetite to take credit risk where it arises from profit-generating insurance activities, to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

A number of risk management tools are used to manage and mitigate this credit risk, including the following:
●              A credit risk policy and dealing and controls policy;
●              Risk appetite statements and limits that have been defined on issuers, and counterparties;
●              Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions;
●              The Group Credit Risk Committee's oversight of credit and counterparty credit risk and sector and/or name-specific reviews;
●              Regular assessments; and
●              Close monitoring or restrictions on investments that may be of concern.

Debt and loan portfolio
Credit risk also arises from the debt portfolio in the Asia business comprising the shareholder, with-profit and unit-linked funds, the value of which was $74.7 billion at 31 December 2019. The majority (67 per cent) of the portfolio is in unit-linked and with-profits funds and so exposure of the shareholder to this component is minimal. The remaining 33 per cent of the debt portfolio is held to back the shareholder business.

In the general account of the Group's US business, $58.5 billion of debt securities are held to support shareholder liabilities including those from our fixed annuities, fixed index annuities and life insurance products.

The shareholder-backed debt portfolio of the Group's other operations was $1.3 billion as at 31 December 2019.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

Group sovereign debt
Prudential also invests in bonds issued by national governments. This sovereign debt holdings represented 21 per cent or $18.0 billion1 of the shareholder debt portfolio of the Group as at 31 December 2019 (31 December 2018: 20 per cent or $14.8 billion of the shareholder debt portfolio attributable to continuing operations). One per cent of this was rated AAA and 83 per cent was considered investment grade (31 December 2018: 84 per cent of the sovereign debt holdings attributable to continuing operations was considered investment grade).

The particular risks associated with holding sovereign debt are detailed further in our disclosures on risk factors.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt securities at 31 December 2019 are given in note C3.2(d) of the Group's IFRS financial statements.

Bank debt exposure and counterparty credit risk
Prudential's exposure to banks is a key part of its core investment business, as well as being important for the hedging and other activities undertaken to manage its various financial risks. Given the importance of its relationship with its banks, exposure to the sector is considered a material risk for the Group.

The exposures held by the shareholder-backed business and with-profits funds in bank debt securities at 31 December 2019 are given in note C3.2(d) of the Group's IFRS financial statements for continuing operations.

The exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits. Where appropriate, Prudential reduces its exposure, buys credit protection or uses additional collateral arrangements to manage its levels of counterparty credit risk.

At 31 December 2019:
●              92 per cent of the Group's shareholder portfolio is investment grade rated2. In particular, 61 per cent of the portfolio is rated2 A- and above (or equivalent); and
●              The Group's shareholder portfolio is well diversified: no individual sector3 makes up more than 15 per cent of the total portfolio (excluding the financial and sovereign sectors).

c.     Liquidity risk

Prudential's liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due. This incorporates the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact on market conditions and valuation of assets in a more uncertain way than for other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or where redemption requests are made against Prudential external funds.

Prudential has no appetite for liquidity risk, ie for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario.

The Group has significant internal sources of liquidity, which are sufficient to meet all of our expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of £2.0 billion of undrawn committed facilities that can be made use of, expiring in 2024. Access to further liquidity is available through the debt capital markets and an extensive commercial paper programme is in place, and Prudential has maintained a consistent presence as an issuer in the market for the past decade.

A number of risk management tools are used to manage and mitigate this liquidity risk, including the following:
●              The Group's liquidity risk policy;
●              Risk appetite statements, limits and triggers;
●              Regular assessment by the Group and business units of LCRs which are calculated under both base case and stressed scenarios and are reported to committees and the Board;
●              The Group's Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as gap analysis of liquidity risks and the adequacy of available liquidity resources under normal and stressed conditions;
●              Regular stress testing;
●              Our contingency plans and identified sources of liquidity;
●              The Group's ability to access the money and debt capital markets;
●              Regular deep dive assessments; and
●              The Group's access to external committed credit facilities.

6.2  Risks arising from the nature of the Group's business and industry

a.     Transformation risk
A number of significant change programmes are currently running in order to implement the Group's strategic vision, comply with impending regulatory changes and to maintain market competitiveness. Many of these programmes are interconnected with complex dependencies and/or of large scale, and may have financial and non-financial implications if they fail to meet their objectives. Additionally, these programmes inherently give rise to design and execution risks, and may introduce new, or increase existing, business risks. These include an increased strain on the operational capacity, newly-implemented controls being ineffective or general weakening of the control environment of the Group. Implementing further strategic initiatives may amplify these risks. Furthermore, these programmes require ongoing oversight, coordinated independent assurance and regular monitoring and consolidated reporting, as part of the Group's Transformation Risk Framework, to mitigate the risks to the business.

The Group's current significant change programmes relate to an expansion of its use of technology, platforms and analytics, improving the efficiency of certain business functions and processes (data, systems, people) and the establishment of new third-party arrangements. The Group's transformation portfolio also includes programmes related to regulatory change, including but not limited to, the transition to the Hong Kong IA's GWS framework, the discontinuation of IBORs and the implementation of IFRS 17 - see section 6.3 below for further information.

b.     Non-financial risks
In the course of doing business, the Group is exposed to non-financial risks arising from its operations, the business environment and its strategy. The main risks across these areas are detailed below.

Operational risk
Prudential defines operational risk as the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel or systems, or from external events. This includes employee error, model error, system failures, fraud or some other event which disrupts business processes or has a detrimental impact to customers. Processes are established for activities across the scope of our business, including operational activity, regulatory compliance, and those supporting ESG activities more broadly, any of which can expose us to operational risks. A large volume of complex transactions is processed by the Group across a number of diverse products and are subject to a high number of varying legal, regulatory and tax regimes. Prudential has no appetite for material losses (direct or indirect) suffered as a result of failing to develop, implement or monitor appropriate controls to manage operational risks.

The Group's outsourcing and third-party relationships require distinct oversight and risk management processes. A number of important third-party relationships exist which provide the distribution and processing of Prudential's products, both as market counterparties and as outsourcing partners, and new IT and technology partners are being engaged. In Asia, the Group continues to expand its strategic partnerships and renew bancassurance arrangements and in Africa Prudential is continuing its expansion through acquisitions. These third-party arrangements support Prudential in providing a high level and cost-effective service to our customers, but they also make us reliant on the operational resilience and performance of our outsourcing partners.

The Group's requirements for the management of material outsourcing arrangements, which are in accordance with relevant applicable regulations, are included through its well-established Group-wide third-party supply policy. Third-party management is also included in embedded in the Group-wide framework and risk management for operational risk (see below). Third-party management forms part of the Group's operational risk categorisations and a defined qualitative risk appetite statement, limits and triggers are in place.

The performance of the Group's core business activities places reliance on the IT infrastructure, provided by our external IT and technology partners, that supports day-to-day transaction processing and administration. The IT environment must also be secure, and an increasing cyber risk threat needs to be addressed as the Group's digital footprint increases and the sophistication of cyber threats continue to evolve - see separate information security risk sub-section below. Exposure to operational and other external events could impact operational resilience by significantly disrupting systems, operations and services to customers, which may result in financial loss, customer impacts and reputational damage.

Operational challenges also exist in keeping pace with regulatory changes. This requires implementing processes to ensure we are, and remain, compliant on an ongoing basis, including regular monitoring and reporting. See section 6.3 below for further detail on the Group's regulatory and legal risks.

Business disruption risk
Prudential recognises that business disruption is a key risk to effective business operations and delivery of business services, and has the potential to impact our customers and the market more broadly. The Group therefore continuously seeks to develop greater business resilience through planning, preparation, testing and adaption. Business continuity management (BCM) is one of a number of activities undertaken by the Group Security function that helps the Group to protect its key stakeholders and its systems, and business resilience is at the core of the Group's embedded BCM programme. The BCM programme and framework are appropriately linked to all business activities, and includes business impact analyses, risk assessments, incident management plans, disaster recovery plans, and the exercising and execution of these plans. Based on industry standards, the BCM programme is designed to provide business continuity that matches the Group's evolving business needs and is appropriate to the size, complexity and nature of the Group's operations. Prudential is also taking a broader, multi-functional approach to building greater business resilience, working with our external third-party providers and our service delivery teams to improve our ability to withstand, absorb and recover from disruption to our business services, while minimising the impact on our customers. The Group continuously reviews and develops its contingency plans and its ability to respond effectively when disruptive incidents occur, such as those resulting from the Hong Kong protests and the recent COVID-19 outbreak.

Business disruption risks are closely monitored by the Group Security function, with key operational effectiveness metrics and updates on specific activities being reported to the Group Risk Committee and discussed by cross-functional working groups.

Information security risk and data privacy
Information security risk remains an area of heightened focus after a number of recent high-profile attacks and data losses across industries. Criminal capability in this area is maturing and industrialising, with an increased level of understanding of complex financial transactions which increases the risks to the financial services industry. The threat landscape is continuously evolving, and the systemic risk of sophisticated but untargeted attacks is rising, particularly during times of heightened geopolitical tensions.

Developments in data protection requirements, such as GDPR that came into force in May 2018 and the California Consumer Protection Act which came into force on 1 January 2020, continue to evolve worldwide. This increases financial and reputational implications for Prudential in the event of a breach of its (or third-party suppliers') IT systems. As well as protecting data, stakeholders expect companies and organisations to use personal information transparently and appropriately. Given this, both information security and data privacy are key risks for the Group. As well as having preventative risk management in place, it is fundamental that the Group has robust critical recovery systems in place in the event of a successful attack on its infrastructure, a breach of its information security or a failure of its systems in order to retain its customer relationships and trusted reputation.

During 2019, the revised organisational structure and governance model for cyber security management was implemented. This change has resulted in a centralised Group-wide Information Security and Privacy function, leveraging skills, tools and resources across the business under a 'centre of excellence' model. This organisational change has increased the Group's efficiency and agility in responding to cyber security related incidents and has facilitated increased collaboration between business units leveraging their respective strengths in delivering the Group-wide information security programme.

The strategic objectives of the programme include achieving consistency in the execution of security disciplines across the Group, improving visibility across Prudential's businesses and deployment of automation to detect and address threats. It also includes achieving security by design by aligning subject matter expertise to the Group's digital and business initiatives to embed security controls across platforms and ecosystems. Implementation of the operating model and progress against these strategic objectives have continued over the year.

The Board receives periodic updates on information security risk management throughout the year. Group functions work with the business units to address risks locally within the national and regional context of each business following the strategic direction of the Group-wide information security function.

Financial crime risk
As with all financial services firms, Prudential is exposed to risks relating to money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); fraud (the risk that fraudulent claims or transactions, or procurement of services, are made against or through the business); sanctions compliance (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); and bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive benefits from others for the same purpose).

Prudential operates in some high-risk countries where, for example, the acceptance of cash premiums from customers may be common practice, large-scale agency networks may be in operation where sales are incentivised by commission and fees or where there is a higher concentration of exposure to politically-exposed persons.

The Group-wide policies we have in place on anti-money laundering, fraud, sanctions and anti-bribery and corruption reflect the values, behaviours and standards that are expected across the business. Across Asia, screening and transaction monitoring systems are in place and a series of improvements and upgrades are being implemented, while a programme of compliance control monitoring reviews is being undertaken. Risk assessments are performed annually at higher risk locations. Due diligence reviews and assessments against Prudential's financial crime policies are performed as part of the Group's business acquisition process. The Group continues to undertake strategic activity to monitor and evaluate the evolving fraud risk landscape, mitigate the likelihood of fraud occurring and increase the rate of detection.

The Group has in place a mature confidential reporting system through which staff and other stakeholders can report concerns relating to potential misconduct. The process and results of this are overseen by the Group Audit Committee.

Group-wide framework and risk management for operational risk
The risks detailed above form key elements of the Group's operational risk profile. In order to identify, assess, manage, control and report effectively on all operational risks across the business, a Group-wide operational risk framework is in place. The key components of the framework are:
●        Application of a risk and control assessment (RCA) process, where operational risk exposures are identified and assessed as part of a periodical cycle. The RCA process considers a range of internal and external factors, including an assessment of the control environment, to determine the business's most significant risk exposures on a prospective basis;
●        An internal incident management process, which identifies, quantifies and monitors remediation conducted through root cause analysis and application of action plans for risk events that have occurred across the business;
●        A scenario analysis process for the quantification of extreme, yet plausible manifestations of key operational risks across the business on a forward-looking basis. This is carried out at least annually and supports external and internal capital requirements as well as informing risk oversight activity across the business; and
●        An operational risk appetite framework that articulates the level of operational risk exposure the business is willing to tolerate, covering all operational risk categories, and sets out escalation processes for breaches of appetite.

Outputs from these processes and activities performed by individual business units are monitored by the Group Risk function, which provides an aggregated view of the risk profile across the business to the Group Risk Committee and Board.

These core framework components are embedded across the Group via the Group Operational Risk Policy and Standards documents, which set out the key principles and minimum standards for the management of operational risk across the Group.

The Group Operational Risk Policy, standards and operational risk appetite framework sit alongside other risk policies and standards that individually engage with key operational risks, including outsourcing and third-party supply, business continuity, financial crime, technology and data, operations processes and extent of transformation.

These policies and standards include subject matter expert-led processes that are designed to identify, assess, manage and control operational risks, including:
●              A transformation risk framework that assesses, manages and reports on the end-to-end transformation life cycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities;
●              Internal and external review of cyber security capability and defences;
●              Regular updating and testing of elements of disaster-recovery plans and the Critical Incident Procedure process;
●              Group and business unit-level compliance oversight and testing in respect of adherence with in-force regulations;
●              Regulatory change teams in place to assist the business in proactively adapting and complying with regulatory developments;
●              On financial crime risks, screening and transaction monitoring systems are in place and a programme of compliance control monitoring reviews is undertaken, as well as regular risk assessments;
●              A framework is in place for emerging risk identification and analysis in order to capture, monitor and allow us to prepare for operational risks that may crystallise beyond the short-term horizon;
●              Corporate insurance programmes to limit the financial impact of operational risks; and
●              Reviews of key operational risks and challenges within Group and business unit business plans.

These activities are fundamental in maintaining an effective system of internal control, and as such outputs from these also inform core RCA, incident management and scenario analysis processes and reporting on operational risk. Furthermore, they also ensure that operational risk considerations are embedded in key business decision-making, including material business approvals and in setting and challenging the Group's strategy.

c.     Insurance risks

Insurance risk makes up a significant proportion of Prudential's overall risk exposure. The profitability of its businesses depends on a mix of factors, including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing of policies), and increases in the costs of claims, including the level of medical expenses increases over and above price inflation (claim inflation).

The Group has appetite for retaining insurance risks in order to create shareholder value in the areas where it believes it has expertise and controls to manage the risk and can support such risk with its capital and solvency position.

The principal drivers of the Group's insurance risk vary across its business units. Across Asia, where a significant volume of health and protection business is written, the most significant insurance risks are morbidity risk, persistency risk, and medical inflation risk. In Jackson, policyholder behaviour risk is particularly material, especially in the take up of options and guarantees on variable annuity business.

In Asia, Prudential writes significant volumes of health and protection business, and so a key assumption is the rate of medical inflation, which is often in excess of general price inflation. There is a risk that the expenses of medical treatment increase more than expected, so the medical claim cost passed on to Prudential is higher than anticipated. Medical expense inflation risk is best mitigated by retaining the right to reprice our products each year and by having suitable overall claim limits within our policies, either limits per type of claim or in total across a policy. Prudential's morbidity risk is mitigated by appropriate underwriting when policies are issued and claims are received. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

The Group's persistency assumptions reflect similarly a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumptions. Persistency risk is managed by appropriate training and sales processes (including active customer engagement and service quality) and managed locally post-sale through regular experience monitoring and the identification of common characteristics of business with high lapse rates. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns and any additional risk is accounted for. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. The effect of persistency on the Group's financial results can vary but depends mostly on the value of the product features and market conditions.

Prudential's insurance risks are managed and mitigated using the following:
●        The Group's insurance, product and underwriting risk policies;
●        The risk appetite statements, limits and triggers;
●        Using persistency, morbidity and longevity assumptions that reflect recent experience and expectation of future trends, and industry data and expert judgement where appropriate;
●        Using reinsurance to mitigate mortality and morbidity risks;
●        Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk;
●        Maintaining the quality of sales processes, training and using initiatives to increase customer retention in order to mitigate persistency risk;
●        Using product repricing and other claims management initiatives in order to mitigate medical expense inflation risk; and
●        Regular deep dive assessments.

6.3  Risks related to regulatory and legal compliance

Regulatory risks may impact Prudential's business or the way in which it is conducted. This covers a broad range of risks including changes in government policy and legislation, capital control measures, and new regulations at either national or international level. In addition to the risks arising from regulatory change, the breadth of local and Group-wide regulatory arrangements presents the risk that regulatory requirements are not fully met, resulting in specific regulator interventions or actions including retrospective interpretation of standards by regulators which may result in regulatory censure or significant additional costs to the business.

On 21 October 2019, the Hong Kong IA became Prudential's Group-wide supervisor, and the Group continues to engage with the supervisor on the Group-wide Supervision (GWS) Framework, which is expected to be finalised in the second half of 2020.

The focus of some governments toward more protectionist or restrictive economic and trade policies could impact on the degree and nature of regulatory changes and Prudential's competitive position in some geographic markets. This could take effect, for example, through increased friction in cross-border trade, capital controls or measures favouring local enterprises such as changes to the maximum level of non-domestic ownership by foreign companies. These developments continue to be monitored by the Group at a national and global level and these considerations form part of the Group's ongoing engagement with government policy teams and regulators.

Efforts to curb systemic risk and promote financial stability are also under way. At the international level, the Financial Stability Board (FSB) continues to develop recommendations for the asset management and insurance sectors, including ongoing assessment of systemic risk measures. The International Association of Insurance Supervisors (IAIS) has continued its focus on the following two key developments.

The IAIS is developing the ICS as part of ComFrame. The implementation of ICS will be conducted in two phases - a five-year monitoring phase followed by an implementation phase. ComFrame will more generally establish a set of common principles and standards designed to assist supervisors in addressing risks that arise from insurance groups with operations in multiple jurisdictions. The ComFrame proposals, including ICS, could result in enhanced capital and regulatory measures for IAIGs, for which Prudential is likely to satisfy the criteria. The Aggregation Method is one of the approaches being considered as part of the ICS and the related proposals are being led by the National Association of Insurance Commissioners (NAIC). Alongside the current ICS developments, the NAIC is also developing its Group Capital Calculation (GCC) for the supervision of insurance groups in the US. The GCC is intended to be a risk-based capital (RBC) aggregation methodology. In developing the GCC, the NAIC will also consider Group capital developments by the US Federal Reserve Board, which will inform the US regulatory association in its construction of a US group capital calculation.

The FSB has endorsed a new holistic framework (HF) for systemic risk for implementation by the IAIS in 2020 and suspended G-SII designations until a review to be undertaken in 2022. Many of the previous G-SII measures have already been adopted into the insurance core principles (ICPs) and ComFrame - the common framework for the supervision of internationally active insurance groups (IAIGs). Prudential is likely to satisfy the criteria of an IAIG and therefore continue to be subject to these measures. The HF also includes a monitoring element for the identification of a build-up of systemic risk and to enable supervisors to take action where appropriate. The IAIS has already consulted on an application paper on the liquidity risk elements introduced into the ICPs and ComFrame with a further consultation focused on macroeconomic elements expected to follow in 2021.

In certain jurisdictions in which Prudential operates there are also a number of ongoing policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised. Decisions taken by regulators, including those related to solvency requirements, corporate or governance structures, capital allocation, financial reporting and risk management may have an impact on our business.

In May 2017, the International Accounting Standards Board (IASB) published IFRS 17 which will introduce fundamental changes to the IFRS-based reporting of insurance entities that prepare accounts according to IFRS from 2021. In June 2019, the IASB published an exposure draft proposing a number of targeted amendments to this new standard including the deferral of the effective date by one year from 2021 to 2022. As a result of comments on this exposure draft, the IASB plans to redeliberate on a number of areas of IFRS 17, with an amended standard expected to be issued in mid-2020. IFRS 17 is expected to, among other things, include altering the timing of IFRS profit recognition, and the implementation of the standard is likely to require changes to the Group's IT, actuarial and finance systems. The Group is reviewing the complex requirements of this standard and considering its potential impact.

In the US, various initiatives are under way to introduce fiduciary obligations for distributors of investment products, which may reshape the distribution of retirement products. Jackson has introduced fee-based variable annuity products in response to the potential introduction of such rules, and we anticipate that the business's strong relationships with distributors, history of product innovation and efficient operations should further mitigate any impacts.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New local capital rules and requirements could be introduced in these and other regulatory regimes that challenge legal or ownership structures, or current sales practices, or could be applied to sales made prior to their introduction retrospectively, which could have a negative impact on Prudential's business or reported results.

In July 2014, the Financial Stability Board (FSB) announced widespread reforms to address the integrity and reliability of inter-bank offer rates (IBORs). The discontinuation of IBORs in their current form and their replacement with alternative risk-free reference rates such as the Sterling Overnight Index Average benchmark (SONIA) in the UK and the Secured Overnight Financing Rate (SOFR) in the US could, among other things, impact the Group through an adverse effect on the value of Prudential's assets and liabilities which are linked to, or which reference IBORs, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

Risk management and mitigation of regulatory risk at Prudential includes the following:
●                Risk assessment of the Business Plan which includes consideration of current strategies;
●                Close monitoring and assessment of our business environment and strategic risks;
●                The consideration of risk themes in strategic decisions; and
●                Ongoing engagement with national regulators, government policy teams and international standard setters.

6.4  Environmental, social and governance risks

The business environment in which Prudential operates is continually changing and responding effectively to those material risks associated with ESG themes is crucial in maintaining Prudential's brand and reputation, its ability to attract and retain customers and staff, and in turn its financial performance and its long-term strategy. The Group maintains active engagement with its key stakeholders as it responds to ESG-related matters, including investors, customers, employees, governments, policymakers and regulators in its key markets, as well as with international institutions - all of whom have expectations in this area which may differ.

Policies and procedures to support how the Group operates in relation to certain ESG topics are included in the Group Governance Manual. Prudential manages key ESG issues though a multi-disciplinary approach with functional ownership for ESG topics. The ESG Executive Committee coordinates these activities and seeks, as one of its aims, to ensure a consistent approach in managing ESG considerations in its business activities, including investment activities. It is supported by senior functional leaders and representatives from the Group's business units, including the chief investment officers of the Group's asset managers.

The environmental risks associated with climate change is one ESG area that poses significant risks to Prudential and its customers. The global transition to a lower carbon economy could potentially see the financial assets of carbon-intensive companies re-price as a result of facing significantly higher costs or decreasing demand for their products and services. The speed of this transition, including the extent to which it is orderly and managed, will be influenced by factors such as public policy, technology and changes in market or investor sentiment. This 'transition risk' may adversely impact the valuation of investments held by the Group. The Group expects the physical impacts of climate change, driven by both specific short-term climate-related events such as natural disasters and longer-term changes in the natural environment, to increasingly influence the longevity, mortality and morbidity risk assessments of the Group's product offerings. Climate-driven change in countries in which Prudential, or its key third parties, operate could impact on its operational resilience and could change its claims profile. More information about the activities the Group is undertaking to increase its understanding and risk management of these climate-related risks can be found in the climate section of the ESG Summary.

Social risks that could impact Prudential include the emerging population risks associated with public health trends (such as an increase in obesity) and demographic changes (such as population urbanisation) which may impact customer lifestyles and therefore may impact claims against the Group's insurance product offerings. As a life and health insurer, we are committed to playing a greater role in preventing and postponing illness in order to protect our customers. Further information about how we are investing in artificial intelligence technology to enable access to an affordable and quality healthcare digital offering can be found within the Pulse case study included in the ESG Summary. Other social risks may arise from a failure to consider the rights, diversity, well-being, and interests of people and communities in which the Group, or its third parties, operates. These risks are increased as Prudential operates in multiple jurisdictions with distinct local cultures and considerations. As an employer, the Group is also exposed to the risk of being unable to attract, retain and develop highly-skilled staff, which can be increased where Prudential does not have responsible working practices.

A failure to maintain high standards of corporate governance may adversely impact the Group and its customers, staff and employees, through poor decision-making and a lack of oversight of its key risks, particularly in joint ventures or partnerships where Prudential does not have direct overall control. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight over remuneration increases the risk of poor senior management behaviours. Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations.

Further information on how Prudential addresses material risks associated with ESG themes are included in the ESG Summary.

Notes
1    Excluding assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds.
2    Based on hierarchy of Standard & Poor's, Moody's and Fitch, where available and if unavailable, NAIC and other external ratings have been used.
3    Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill Lynch. Anything that cannot be identified from the three sources noted is classified as other. Excludes debt securities from other operations.

Corporate governance

The Directors confirm that the Company has complied with all the provisions of the Corporate Governance Code issued by the Hong Kong Stock Exchange Limited (HK Code) throughout the accounting period, except that the Company does not comply with provision B.1.2(d) of the HK Code which requires companies, on a comply or explain basis, to have a remuneration committee which makes recommendations to a main board on the remuneration of non-executive directors. This provision is not compatible with supporting provision D.2.3 of the UK Corporate Governance Code which recommends the board determines the remuneration of non-executive directors. Prudential has chosen to adopt a practice in line with the recommendations of the UK Corporate Governance Code.

The Directors also confirm that the financial results contained in this document have been reviewed by the Group Audit Committee.

Risk Committee changes

Today we are announcing that Howard Davies, a Non-executive Director and Chairman of the Risk Committee, will retire from the Board at the conclusion of the Annual General Meeting on 14 May 2020.

We are also pleased to announce that Jeremy Anderson, a Non-executive Director since 1 January 2020, will succeed Howard Davies as Chairman of the Risk Committee and as a member of the Nomination & Governance Committee, also at the conclusion of the Annual General Meeting on 14 May 2020.

The Company confirms that there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited in respect of Howard Davies retiring from the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 March 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Chief Financial Officer